SHIN
CORPORATION

08002831

RECEIVED

2008 MAY 27 P 2:37

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 16, 2008

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 048/2008 and SH 049/2008**

Subject: 1. Submission of Audited financial statements for the first quarter of Year 2008 (Date May 14, 2008)

2. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2008 (Date May 16, 2008)

Attachment: Submission of the Financial Statements for the first quarter of Year 2008 and Management's Discussion and Analysis for the first quarter of Year 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 29 2008
THOMSON REUTERS

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2008

RECEIVED
2008 MAY 27 P 2:37
FICE OF INTERNATIONAL CORPORATE FINANCE

SH 048/2008

May 14, 2008

Subject: Submission of reviewed financial statements for Quarter 1/2008

To: The President
The Stock Exchange of Thailand

Enclosures: 1. Copy of the financial statements and auditor's report for Quarter 1/2008.
2. Summary of the Company's operating results (Form F45-3)
3. Management Discussion and Analysis for Quarter 1/2008.

We would like to inform you that the Board of Directors Meeting of Shin Corporation Plc (the "Company") No. 5/2008, held on May 14, 2008, approved the balance sheets, statements of income and cash flow statements for Quarter 1/2008, ended March 31, 2008. The Company would like to submit the following financial statements and clarify the operating results.

The Company's operating results (Cost Method)

Baht million	Quarter 1/2008	Quarter 1/2007	% Change
Other income	18.3	8.4	117.9
Total	18.3	8.4	117.9
Less operating expenses (net)	54.1	78.7	-31.3
Operating loss	(35.8)	(70.4)	49.2
Less impairment loss on investment and provision for liabilities	(87.0)	(1,106.1)	92.1
Net loss	**(122.8)**	**(1,176.4)**	**89.6**

The Company made a net loss of 122.8 million baht under the cost method in Quarter 1/2008, an improved from the net loss of 1,176.4 million baht in Quarter 1/2007, which was due to the impairment loss in Capital OK Co., Ltd. (OK) of 1,106.1 million baht. In Quarter 1/2008, the Company reported an impairment loss on investment and provision for liabilities of increased capital in Payment Solution Co., Ltd. (PS) of 87 million baht.

Consolidated operating results

The consolidated net profit for Quarter 1/2008 was 1,803.6 million baht, improved by 204.9% from net loss of 1,718.8 million baht in the same period of last year.

Baht million	Quarter 1/2008	Quarter 1/2007	% increase (decrease) of change
Shin Corporation Plc. and others			
Operating loss	(82.4)	(81.5)	-1.1
Impairment loss on assets in PS	(86.7)	-	-
Impairment loss on investment in PS	(60.2)	-	-
Local wireless telecommunications (ADVANC)	2,026.4	1,555.6	30.3
Satellite & International business (THCOM)	138.9	61.2	126.9
Media & Advertising business	(132.4)	(2,162.2)	93.9
Consumer finance business (OK)	-	(1,106.1)	-
Airless business	-	14.2	-
Net profit (loss)	**1,803.6**	**(1,718.8)**	**204.9**

1. In Quarter 1/2008, the Company recorded impairment loss on asset and investment in PS of 86.7 million baht and 60.2 million baht respectively. There is no impairment loss on this investment onward.

2. In Quarter 1/2008, the share of the net result from local wireless telecommunications operated by Advanced Info Service Plc. (ADVANC) increased by 30%. This was mainly a result of higher revenue from a larger subscriber base while the SG&A decreased due to lower marketing expenses and the discontinue of goodwill amortization following the amendment to the accounting standard regarding businesses combination.

3. The Satellite & International business showed an increase in net profit in Quarter 1/2008 due to higher user terminal sales and lower interest expenses from partial loan repayments on the IPstar and Thaicom 5 projects.

4. The Media & Advertising business reported a loss of 132.4 million baht in Quarter 1/2008, mainly due to the loss from interest payable on its unpaid concession. In Quarter 1/2007, the Company recorded an impairment loss on ITV's concession asset of 1,972.8 million baht due to cessation of business operations after its concession agreement was revoked on March 7, 2007.

5. In Quarter 1/2008, there was no loss contribution from OK because this asset had been divested in December 2007. In Quarter 1/2007, the Company recorded a loss from operating results and an impairment loss on goodwill totaling 1,106.1 million baht.

Summary Translation Letter
To the Stock Exchange of Thailand
May 20, 2008

RECEIVED
2008 MAY 27 P 2:39
FICE OF INTERNATIONAL CORPORATE FINANCE

SH 049/2008

May 16, 2008

Subject: Notification of the Resolutions of Board of Directors Meeting No. 5/2008

To: The President
Stock Exchange of Thailand

We would like to inform you that Board of Directors Meeting No. 5/2008 of Shin Corporation Plc (the "Company"), held on May 14, 2008 at 2.00 p.m. at the Board Room on the 20th floor of Shinawatra Tower 1, 414 Paholyothin Road, Samsennai, Phayathai, Bangkok 10400, has passed the resolutions listed below.

1. Certified the Minutes of Board of Directors Meeting No. 4/2008 held on March 21, 2008.

2. Approved the following amendments to the Company's corporate governance policy to align it with international practices.

   2.1 Establishment of the Strategic and Organizational Review Committee. The name list of the new committee's members is as follows:

2.1.1 Mr. Boon Swan Foo	Chairman
2.1.2 Mr. Vithit Leenutapong	Director
2.1.3 Mr. Suphadej Poonpipat	Director
2.1.4 Mr. Somprasong Boonyachai	Director
2.1.5 Mr. Arak Chonlatanon	Director
2.1.6 Dr. Dumrong Kasemset	Director
2.1.7 Mr. Vikrom Sriprataks	Director

   2.2 Changing the name of the Compensation Committee to "Leadership Development and Compensation Committee". The name list of the committee's members is as follows:

2.2.1 Mr. Boon Swan Foo	Chairman
2.2.2 Mr. Vithit Leenutapong	Director
2.2.3 Mr. Somprasong Boonyachai	Director

   2.3 Amendments to the Audit Committee Charter in order to align it with the *Securities and Exchange Act (No.4) B.E. 2551*. The details are shown in Form F24-3.

(Translation)

Audit Committee Report on Members and Scope of Duties

The Board of Directors' Meeting No. 5/2008 of Shin Corporation Public Company Limited on May 14, 2008 passed resolutions concerning the amendments to the Audit Committee Charter in order to align it with the *Securities and Exchange Act (No.4) B.E. 2551.*

RECEIVED
2008 MAY 27 P 2: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Names of member of the Audit Committee are as follows:

Chairman of the Audit Committee: Mr. Somchai Supphatada
Remaining terms of holding office: 2 years and 11 months

Member of the Audit Committee: Mr. Chalaluck Bunnag
Remaining terms of holding office: 2 years and 11 months

Member of the Audit Committee: Mr. Vithit Leenutapong
Remaining terms of holding office: 2 years and 11 months

Secretary to the Audit Committee: Mr. Wichai Kittiwittayakul

2. The Audit Committee of the Company has power, duties responsibilities as follows:

2.1 Review the accuracy of the Company's financial reports in accordance with generally accepted accounting principles, and ensure there is adequate disclosure.

2.2 Review the internal control and internal audit systems to ensure these are appropriate and effective.

2.3 Ensure that the Company performs in accordance with the laws governing securities and exchange, the regulations of the Stock Exchange of Thailand and the laws applicable to the Company's business.

2.4 Consider, select and nominate the Company's external auditors, and propose the external audit fee.

2.5 Review the Company's Corporate Governance Policy and propose any changes to the Board for approval.

2.6 Review connected transactions of the Company and its subsidiaries to ensure all are in line with the notices and guidelines of the Stock Exchange of Thailand.

2.7 Determine appropriate disclosure of information in cases where there are connected transactions or transactions which may lead to a conflict of interest, in order to ensure complete compliance with all rules and regulations.

2.8 Review the risk management system to ensure it is appropriate and effective.

2.9 Consider and approve the appointment, rotation, termination, performance appraisal and remuneration for the Head of the Internal Audit Department.

2.10 Review and comment on the internal audit plan and the performance of the Internal Audit Department, and cooperate with external auditors.

2.11 Prepare an annual disclosure report on the corporate governance of the Audit Committee, to be signed by the Chairman of the Audit Committee and included in the Company's annual report.

2.12 Investigate any circumstances reported by the external auditor where a director, executive or other person responsible for the Company's operations, is suspected of committing an offense under the *Securities and Exchange Act (No.4) B.E.2551.* The Audit Committee shall report the results of the preliminary investigation to the Board, the Office of the Securities and Exchange Commission, and the external auditor within thirty (30) days. The type of suspicious circumstances that must be reported and the procedures for obtaining information pertinent to these are listed in and must comply with the notifications of the Capital Market Supervisory Board.

2.13 Report the performance of the Audit Committee to the Board at least four (4) times a year.
2.14 Summon members of the management team, executives or employees to make comments, attend meetings, or provide any documents deemed relevant and necessary.
2.15 Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.
2.16 Annually undertake a self-assessment programme to evaluate the scope of work and performance of the Audit Committee.
2.17 Perform other tasks requested by the Board, which the Audit Committee agrees.

The Company hereby certifies that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Signature *-Signed-*	Signature *-Signed-*
(Mr. Somprasong Boonyachai)	(Mr. Arak Chonlatanon)
Authorized Director	Authorized Director

RECEIVED
2008 MAY 27 P 2:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shin Corporation Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2008

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2008, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The separate statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2007 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, were reviewed by another auditor whose report dated 14 May 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. However, he drew attention that the Office of the Permanent Secretary of the Office of the Prime Minister (PMO) revoked the concession agreement of ITV Public Company Limited ("ITV") as described in note 2 (b) - first paragraph to interim financial statements.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

As mentioned in notes to financial statements No. 2 (b) and 12 (d), as at 31 March 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,205 million and there is a deficit in excess of the share capital of an amount of Baht 2,276 million and ITV 's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Concession Agreement") was revoked by PMO as ITV did not pay the unpaid concession fee totaling Baht 2,210 million and the interest on the total unpaid concession fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million and various other claims. Subsequently, ITV ceased its operations and delivered their assets under the concession agreement to PMO. ITV has filed statements of claim regarding the unpaid concession totaling Baht 2,210 million plus the interest and other penalties to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

KPMG

As discussed in note 2 (a) to the financial statements, the consolidated financial statements have been applied the change in its accounting policy for goodwill prospectively from 1 January 2008.

The consolidated and separate financial statements for the year ended 31 December 2007 of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 25 February 2008. However, the other auditor drew attention that the PMO revoked the concession agreement of ITV as described in note 2 (b) - first paragraph to the interim financial statements. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
14 May 2008

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Assets	*Note*	31 March 2008 (Unaudited)	31 December 2007	31 March 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		6,932,656	6,446,712	2,556,009	2,575,298
Trade accounts and notes receivable, net	3, 4	1,545,567	1,413,780	-	-
Amounts due from, advances and loans to related parties	3	103,470	16,575	-	20,000
Inventories, net		433,909	540,005	-	-
Other current assets	3	544,104	658,659	19,765	25,156
Total current assets		**9,559,706**	**9,075,731**	**2,575,774**	**2,620,454**
Non-current assets					
Investments in subsidiaries, associates and joint venture	5	34,796,740	32,690,684	12,504,416	12,514,416
Other investments		26,250	26,250	26,250	26,250
Loan to another company		12,157	13,845	-	-
Property and equipment, net	6	4,430,198	4,674,177	34,166	29,991
Property and equipment under concession agreements, net	6	18,350,696	18,776,371	-	-
Goodwill, net	6	86,197	86,197	-	-
Other intangible assets, net	6	1,393,225	1,429,727	13,695	10,464
Refundable income tax		152,537	70,311	-	-
Deferred tax assets		103,801	83,659	-	-
Other assets		338,201	339,918	6,410	944
Total non-current assets		**59,690,002**	**58,191,139**	**12,584,937**	**12,582,065**
Total assets		**69,249,708**	**67,266,870**	**15,160,711**	**15,202,519**

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
Liabilities and shareholders' equity	*Note*	31 March 2008 (Unaudited)	31 December 2007	31 March 2008 (Unaudited)	31 December 2007
			(in thousand Baht)		
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	7	266,346	344,833	-	-
Trade accounts and notes payable	3	970,444	865,700	1,426	1,118
Accounts payable - property and equipment		120,660	141,159	-	-
Amounts due to and loans from related parties	3	9,323	11,195	7,786	3,210
Current portion of long-term borrowings	7	1,187,829	1,272,718	-	-
Accrued concession fees		524,008	529,795	-	-
Provision for unpaid concession fee and interest		3,397,252	3,289,489	-	-
Income tax payable		1,454,306	1,347,884	-	-
Other current liabilities	3	1,109,426	829,118	79,079	54,621
Total current liabilities		**9,039,594**	**8,631,891**	**88,291**	**58,949**
Non-current liabilities					
Long-term borrowings	7	7,914,978	8,453,637	-	-
Deferred tax liabilities		88,615	67,123	-	-
Other liabilities	3	466,982	392,741	-	-
Total non-current liabilities		**8,470,575**	**8,913,501**	-	-
Total liabilities		**17,510,169**	**17,545,392**	**88,291**	**58,949**

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
	Note	31 March 2008 (Unaudited)	31 December 2007	31 March 2008 (Unaudited)	31 December 2007
		(in thousand Baht)			
Shareholders' equity					
Share capital	8				
Authorised share capital - common shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital		3,197,080	3,196,857	3,197,080	3,196,857
Reserves	8				
Share premium		10,152,382	10,149,871	10,152,382	10,149,871
Subscription receivable		48,909	-	48,909	-
Unrealised gain on dilution of investments		4,050,075	3,998,014	-	-
Cumulative foreign currency translation adjustment		(116,729)	(99,286)	-	-
Retained earnings					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		23,930,639	22,127,021	1,174,049	1,296,842
Total equity attributable to the Company's shareholders		**41,762,356**	**39,872,477**	**15,072,420**	**15,143,570**
Minority interests		9,977,183	9,849,001	-	-
Total shareholders' equity		**51,739,539**	**49,721,478**	**15,072,420**	**15,143,570**
Total liabilities and shareholders' equity		**69,249,708**	**67,266,870**	**15,160,711**	**15,202,519**

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from sales of goods and rendering of services		2,198,683	3,064,290	-	-
Other income	*10*	542,903	490,772	18,259	8,378
Share of profits from investments accounted for using the equity method		2,053,140	1,583,801	-	-
Total revenues		**4,794,726**	**5,138,863**	**18,259**	**8,378**
Expenses					
Cost of sales of goods and rendering of services		1,800,169	2,086,003	-	-
Concession fee		110,471	149,943	-	-
Provision for interest on unpaid concession fee		107,763	262,562	-	-
Selling and administrative expenses		553,117	1,645,101	49,634	73,167
Impairment loss on goodwill and investment and provision liability		60,184	446,971	87,000	1,106,102
Impairment loss on concession asset		-	1,972,774	-	-
Directors' remuneration		7,501	5,875	4,418	3,460
Total expenses		**2,639,205**	**6,569,229**	**141,052**	**1,182,729**
Profit (loss) before interest and income tax expenses		**2,155,521**	**(1,430,366)**	**(122,793)**	**(1,174,351)**
Interest expense		(135,566)	(368,973)	-	(2,085)
Income tax expense		(70,377)	(100,888)	-	-
Profit (loss)		**1,949,578**	**(1,900,227)**	**(122,793)**	**(1,176,436)**
Attributable to:					
Minority interest		145,960	(181,454)	-	-
Equity holders of the parent		1,803,618	(1,718,773)	(122,793)	(1,176,436)
Earnings per share (Baht)	*11*				
Basic		0.56	(0.54)	(0.04)	(0.37)
Diluted		0.56	(0.54)	(0.04)	(0.37)

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries
Statements of changes in shareholders' equity
For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

Consolidated financial statements

(in thousand Baht)

	Note	Issued and paid-up share capital	Warrants	Premium on share capital	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Cumulative foreign currency translation adjustment	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Total equity attributable to the Company's shareholders	Minority interests	Total shareholders' equity
Balance at 1 January 2007		3,196,302	789	10,141,235	3,966,024	(4,776)	-	(142,140)	500,000	24,363,417	42,020,851	8,251,042	50,271,893
Increased in share capital		11	(32)	236	-	-	-	-	-	-	215	-	215
Unrealised gain on dilution from investments		-	-	-	6,530	-	-	-	-	-	6,530	-	6,530
Unrealised gain from revaluation of current investment		-	-	-	-	1,600	-	-	-	-	1,600	-	1,600
Advance receipt for share subscription Increased during the period		-	-	-	-	-	1,442	-	-	-	1,442	-	1,442
Net loss		-	-	-	-	-	-	-	-	(1,718,773)	(1,718,773)	(181,454)	(1,900,227)
Foreign currency translation adjustment		-	-	-	-	-	-	(22,667)	-	-	(22,667)	-	(22,667)
Minority interests decreased during the period		-	-	-	-	-	-	-	-	-	-	(33,892)	(33,892)
Balance at 31 March 2007		3,196,313	757	10,141,471	3,972,554	(3,176)	1,442	(164,807)	500,000	22,644,644	40,289,198	8,035,696	48,324,894
Balance at 1 January 2008		3,196,857	-	10,149,871	3,998,014	-	-	(99,286)	500,000	22,127,021	39,872,477	9,849,001	49,721,478
Increased in share capital	8	223	-	2,511	-	-	-	-	-	-	2,734	-	2,734
Unrealised gain on dilution from investments		-	-	-	52,061	-	-	-	-	-	52,061	-	52,061
Advance receipt for share subscription increased during the period		-	-	-	-	-	48,909	-	-	-	48,909	-	48,909
Net profit		-	-	-	-	-	-	-	-	1,803,618	1,803,618	145,960	1,949,578
Foreign currency translation adjustment		-	-	-	-	-	-	(17,443)	-	-	(17,443)	-	(17,443)
Minority interests decreased during the period		-	-	-	-	-	-	-	-	-	-	(17,778)	(17,778)
Balance at 31 March 2008		3,197,080	-	10,152,382	4,050,075	-	48,909	(116,729)	500,000	23,930,639	41,762,356	9,977,183	51,739,539

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of changes in shareholders' equity

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Note	Issued and paid-up share capital	Warrants	Premium on share capital	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Retained earnings: Legal reserve	Retained earnings: Unappropriated	Total shareholders' equity
					Separate financial statements (in thousand Baht)				
Balance at 1 January 2007		3,196,302	789	10,141,235	(4,776)	-	500,000	1,406,685	15,240,235
Increased in share capital		11	(32)	236	-	-	-	-	215
Unrealised gain from revaluation of current investment		-	-	-	1,600	-	-	-	1,600
Advance receipt for share subscription Increased during the period		-	-	-	-	1,442	-	-	1,442
Net loss		-	-	-	-	-	-	(1,176,436)	(1,176,436)
Balance at 31 March 2007		3,196,313	757	10,141,471	(3,176)	1,442	500,000	230,249	14,067,056
Balance at 1 January 2008		3,196,857	-	10,149,871	-	-	500,000	1,296,842	15,143,570
Increased in share capital	8	223	-	2,511	-	-	-	-	2,734
Advance receipt for share subscription increased during the period		-	-	-	-	48,909	-	-	48,909
Net loss		-	-	-	-	-	-	(122,793)	(122,793)
Balance at 31 March 2008		3,197,080	-	10,152,382	-	48,909	500,000	1,174,049	15,072,420

The accompanying notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from operating activities				
Net profit (loss)	1,803,618	(1,718,773)	(122,793)	(1,176,436)
Adjustments for				
Depreciation charges	175,364	247,861	2,822	3,275
Amortisation charges	458,561	515,276	841	1,825
Interest income	(44,969)	(43,998)	(18,066)	(8,369)
Interest expenses	135,566	368,973	-	2,085
Income tax expenses	70,377	100,888	-	-
Impairment loss on goodwill and investment and provision liability	60,184	446,971	87,000	1,106,102
Impairment loss on assets	86,731	-	-	-
Impairment loss on concession assets	-	1,972,774	-	-
Share of net results of investments in associates	(2,053,140)	(1,583,801)	-	-
Unrealised gain on exchange rates	(535,939)	(477,205)	-	-
Allowance for doubtful accounts	26,642	647,242	-	-
Amortisation charges of long term loans	27,396	-	-	-
Share of profits (losses) from investment in subsidiaries and minority interests	145,960	(181,454)	-	-
Others	11,653	9,155	6	1,267
	368,004	303,909	(50,190)	(70,251)
Changes in operating assets and liabilities				
Trade accounts and notes receivable	(174,231)	592,973	-	-
Loans and accrued interest receivable	-	1,087,270	-	-
Inventories	102,167	(75,235)	-	-
Other current assets	84,492	172,084	4,442	12,410
Refundable income tax	(82,226)	(27,460)	-	-
Other assets	1,716	(28,615)	(5,466)	(4,963)
Trade accounts and notes payable	77,742	(58,710)	308	(3,015)
Accrued concession	101,975	264,325	-	-
Other current liabilities	241,277	(93,582)	(11,831)	(27,229)
Other liabilities	74,240	91,311	-	-
Interest received	75,034	69,989	19,014	11,073
Interest paid	(163,872)	(479,760)	-	(7,959)
Income tax paid	40,607	(52,441)		
Net cash provided by (used in) operating activities	**746,925**	**1,766,058**	**(43,723)**	**(89,934)**

SHIN CORPORATION

The accompany notes are an integral part of these financial statements

SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Cash flows from investing activities				
Acquisition of a subsidiary and joint venture	-	-	(40,000)	(350,000)
Purchased of property and equipment	(123,121)	(410,844)	(6,933)	(290)
Investments in other intangible assets	(15,474)	(8,698)	(279)	-
Investments in property and equipment under concession agreements	-	(7,351)	-	-
Decreased in current investments	-	819,046	-	19,046
Decreased (increased) in loans and advances to related parties	(86,895)	3,179	20,000	-
Decreased in loan to other companies	776	-	-	-
Receipts from disposal of equipment	987	5,957	3	236
Net cash provided by (used in) investing activities	**(223,727)**	**401,289**	**(27,209)**	**(331,008)**
Cash flows from financing activities				
Receipts from short-term loans	-	85,699	-	-
Receipts from long-term loans	-	60,079	-	-
Receipts from increase in share capital	2,734	215	2,734	215
Receipts from advance receipt for share subscription	48,909	1,442	48,909	1,442
Repayments of short-term loans	(59,497)	(600,000)	-	(600,000)
Repayments of long-term loans	(37,587)	(2,532,704)	-	(313)
Net cash provided by (used in) financing activities	**(45,441)**	**(2,985,269)**	**51,643**	**(598,656)**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Net increase (decrease) in cash and cash equivalents	**477,757**	**(817,922)**	**(19,289)**	**(1,019,598)**
Cash and cash equivalents at beginning of period	6,446,712	5,571,782	2,575,298	1,192,883
Effects of exchange rate changes on balance held in foreign currencies	8,187	1,875	-	-
Cash and cash equivalents at end of period	**6,932,656**	**4,755,735**	**2,556,009**	**173,285**
Non-cash transactions				
Purchased of property and equipment and other intangible assets by liabilities	38,099	68,970	7,583	170
Property and equipment under finance leases	3,958	-	-	-
Purchased of property and equipment under concession agreements by liabilities	-	4,050	-	-

SHIN CORPORATION

SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompany notes are an integral part of these financial statements

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

Note	**Contents**
1	General information
2	Basis of preparation of financial statements
3	Related party transactions and balances
4	Trade accounts and notes receivable - net
5	Investments in subsidiaries, associates and joint venture
6	Capital expenditures and commitments
7	Borrowings
8	Share capital, premium and warrants
9	Segment information
10	Other income
11	Earnings (loss) per share
12	Contingencies and commitments
13	Significant events of ADVANC Group
14	Interconnection agreements of ADVANC
15	Bank guarantees
16	Events after the balance sheet date
17	Reclassification of accounts

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

The interim financial statements have been approved for issue by board of directors on 14 May 2008.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.51% and 41.75%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Group including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Company, its subsidiaries, associates, and joint ventures (together "the Shin Corp Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, ITV Public Company Limited, who operated a television channel business, ceased its operation as a result of the revocation of the Concession Agreement since 7 March 2007. In June 2007, the Company sold Asia Aviation Company Limited, a holding of Thai AirAsia Company Limited who operated a low-fare airline business. In December 2007, the Company sold Capital OK Company Limited, who operated consumer finance business

The principal business units are Shin Corporation Public Company Limited and Thaicom Public Company Limited (Formerly Shin Satellite Public Company Limited), its subsidiary, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited, its associates. All of these companies are listed on the Stock Exchange of Thailand.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Detail of the Company's subsidiaries, a joint venture and associates as at 31 March 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 31 March 2008	Ownership interest 31 December 2007
			(%)	
Subsidiaries				
Thaicom Public Company Limited and its Group (Formerly Shin Satellite Public Company Limited)	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	41.27	41.28
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs and arranging Related marketing events. (At present, ITV ceased its operation (Note 12))	Thailand	52.92	52.92
I.T. Applications and Service Company Limited and its subsidiary	Computer services	Thailand	99.99	99.99
Matchbox Company Limited (Formerly SC Matchbox Company Limited)	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	99.96	99.96
Payment Solution Company Limited	Providing cash card service	Thailand	99.99	99.99
Associates				
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	42.69	42.72
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet and satellite uplink downlink services	Thailand	43.48	43.48
Joint venture				
ArcCyber Company Limited	Internet business	Thailand	47.50	47.50

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Basis of preparation of financial statements

(a) *Basis of preparation of financial statements*

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standards No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2007. The focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise as stated.

The following accounting standards are mandatory for accounting periods beginning on or after 1 January 2008:

TAS 25 (revised 2007)	*Cash Flows Statements*
TAS 29 (revised 2007)	*Leases*
TAS 31 (revised 2007)	*Inventories*
TAS 33 (revised 2007)	*Borrowing Costs*
TAS 35 (revised 2007)	*Presentation of Financial Statements*
TAS 39 (revised 2007)	*Accounting Policies, Changes in Accounting Estimates and Errors*
TAS 41 (revised 2007)	*Interim Financial Reporting*
TAS 43 (revised 2007)	*Business Combinations*
TAS 51	*Intangible Assets*

The adoption of these new and revised TAS does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month period ended 31 March 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007

Goodwill Recognition

The following change of accounting policy by the Group has no effect on the separate financial statements of the Company.

Until 31 December 2007, the Group accounted for goodwill arising from a business combination at cost less accumulated amortization and accumulated impairment losses. Amortisation was charged to the statement of income over the estimated useful life not exceed 20 years.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "*Business Combinations*" which is effective for accounting periods beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognise goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses. Transitional provisions shall be applied to any goodwill carried in the financial statements at the beginning of the first annual accounting period beginning on or after 1 January 2008 that arose from a business combination for which the agreement date was before 1 January 2008. The transitional provisions are to discontinue amortising such goodwill; eliminate the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill; and from the beginning of the first annual period beginning on or after 1 January 2008 test all goodwill arising from business combinations for impairment in accordance with TAS 36 "*Impairment of Assets*".

The Group has, accordingly, changed its accounting policy for goodwill prospectively from 1 January 2008. The financial statements for the year ended 31 December 2007 have not been affected by this change in accounting policy. The effect of the change in accounting policy on the Group's consolidated financial statements for the three-month period ended 31 March 2008 is to:

- The decrease of expenditure to the statement of income was a result from the case of goodwill amortisation related to subsidiaries, which were Baht 3.84 million under the previous policy. Also, the share of the net result from associates increase as the cease of goodwill amortization related to associates Baht 126.25 million.

- The share of net result from associates decrease Baht 6.40 million in the statement of income as a result of the loss from impairment of the goodwill related to associates.

(b) ***Financial status of ITV Public Company Limited and its Group ("ITV")***

As at 31 March 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,205 million and deficit in excess of its share capital by an amount of Baht 2,276 million (31 December 2007 and 31 March 2007, ITV's current liabilities exceed its current assets by an amount of Baht 2,095 and 1,707 million and deficit in excess of its share capital by an amount of Baht 2,167 and 1,867 million, respectively). In addition, as discussed in note 12 (d) to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid concession fee totalling Baht 2,210 million and the interest on the total unpaid concession fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million. ITV has not yet paid these unpaid concession fee including interest and penalty. The company's concession agreement was revoked on 7 March 2007 by the PMO therefore, the company ceased its operation at that date. In addition, the PMO claimed the undelivered value of assets under concession amounting to Baht 656 million plus interest on 30 March 2007. Also, the Stock Exchange of Thailand ("SET") has suspended trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting and a plan to undertake new business and rehabilitation of the Stock Exchange of Thailand, which is still within the two-year time frame provided by SET for resolving of delisting. In addition, ITV is still in the arbitral proceeding regarding the unpaid concession fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets and liabilities of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 2,276 million as at 31 March 2008 and Baht 2,167 million as at 31 December 2007 has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share of the par value of ITV's issued share capital. This liability has been recognized in full in the Company's financial statements. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities would be reduced by Baht 2,276 million as at 31 March 2008 and Baht 2,167 million as at 31 December 2007 with corresponding increases in consolidated retained earnings and shareholders' equity as at the same dates.

3 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

Significant transactions for the periods ended 31 March 2008 and 2007 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Sales of goods and services				
Subsidiaries				
Interest received	-	-	404	-
	-	**-**	**404**	**-**
Associates				
Computer services income	21,805	28,031	-	-
Advertising income	85,425	116,216	-	-
(Gross 2008: Baht 275,680 thousand 2007: Baht 363,467 thousand)				
Rental income and others	13,361	20,237	-	-
	120,591	**164,484**	**-**	**-**
Joint venture				
Rental income and others	12,715	136	-	-
	12,715	**136**	**-**	**-**

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Purchase of goods and services				
Subsidiaries				
Advertising expenses and other	-	-	1,920	937
	-	**-**	**1,920**	**937**
Associates				
Rental and other expenses	11,797	14,259	440	269
	11,797	**14,259**	**440**	**269**
Joint venture				
Advertising expenses and other	5	-	-	-
	5	**-**	**-**	**-**
Related party				
Rental and other expenses	4,598	32,741	-	-
	4,598	**32,741**	**-**	**-**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Balances as at 31 March 2008 and 31 December 2007 with related parties are as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Trade accounts and notes receivable - related parties				
Associates	243,927	305,171	-	-
Joint venture	24,959	20,725	-	-
Total	**268,886**	**325,896**	-	-
Accrued income - related parties				
Associates	17,253	13,827	-	-
Joint venture	3,437	11,175	-	-
Total	**20,690**	**25,002**	-	-
Amounts due from and advances loans to related parties				
Subsidiaries	-	-	-	20,000
Associates	2,901	5	-	-
Joint venture	100,548	16,550	-	-
Related party	21	20	-	-
Total	**103,470**	**16,575**	-	**20,000**
Other current assets				
Subsidiaries	-	-	-	135
Related party	281	281	-	-
Total	**281**	**281**	-	**135**

Movements during the three-month periods ended 31 March 2008 of amounts due from advance loan to subsidiaries are as follows:

	Separate financial statements
	(in thousand Bath)
Opening balance	20,000
Addition	18,000
Repayment	(20,000)
Closing balance	-

The Company granted an unsecured loan to Payment Solution Company Limited ("PSC").The interest rate was 5.75% above the average rate of the three-month fixed deposit rate of three major banks, which was 3.5% per annum. The loan repayment was at call. The loan was repaid during the three-month period ended 31 March 2008.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	358	104
Associates	31,660	33,633	182	118
Joint venture	249	249	-	-
Related parties	1,900	546	-	-
Total	**33,809**	**34,428**	**540**	**222**
Amounts due to and loans from related parties				
Subsidiaries	-	-	7,782	3,210
Associates	8,047	2,042	-	-
Joint venture	11	6,211	-	-
Related parties	1,265	2,942	-	-
Total	**9,323**	**11,195**	**7,782**	**3,210**
Other current liabilities - related parties				
Subsidiaries	-	-	-	1,740
Associates	46,903	61,149	-	32
Total	**46,903**	**61,149**	**-**	**1,772**
Other liabilities - related parties				
Associates	11,375	31,450	-	-
Total	**11,375**	**31,450**	**-**	**-**

Warrants granted to directors (Note 11)

Other agreements with related parties

Significant commitments with related parties are as follows;

1. As at 31 March 2008, the Company had a contingent liability for a loan guarantee for a subsidiary in the amount of Baht 20.5 million *(As at 31 December 2007: Baht 20.5 million).*

2. As at 31 March 2008, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.6 million *(As at 31 December 2007: Baht 806.6 million).*

3. As at 31 March 2007, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.8 million *(As at 31 December 2007: nil).*

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

4 Trade accounts and notes receivable - net

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2008	31 December 2007	31 March 2008	31 December 2007
		(in thousand Baht)			
Trade accounts and notes receivable					
Related parties	*3*	268,886	325,896	-	-
Other parties		1,647,230	1,365,410	-	-
Accrued income					
Related	*3*	20,690	25,002	-	-
Other parties		38,847	100,917	-	-
Total		**1,975,653**	**1,817,225**	-	-
Less allowance for doubtful accounts		(430,086)	(403,445)	-	-
Net		**1,545,567**	**1,413,780**	-	-

Aging analyses for trade accounts receivable are as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(in thousand Baht)			
Other parties				
Within credit terms	430,119	302,314	-	-
Overdue:				
Less than 3 months	491,786	309,533	-	-
3 - 6 months	101,775	157,458	-	-
6 - 12 months	120,865	105,436	-	-
Over 12 months	502,685	490,669	-	-
Total	**1,647,230**	**1,365,410**	-	-
Less allowance for doubtful accounts	(430,086)	(403,445)	-	-
Net	**1,217,144**	**961,965**	-	-

5 Investments in subsidiaries, associates and joint venture

	Consolidated financial statements 31 March 2008	Separate financial statements 31 March 2008
	(in thousand Baht)	
Opening balance	32,690,684	12,514,416
Share of net profits of investments - equity method	2,053,140	-
Increased in investment	-	40,000
Unrealised gain on dilution from Investment in an associate	52,916	-
Allowance for impairment	-	(50,000)
Closing balance	**34,796,740**	**12,504,416**

Investments in subsidiaries, associates and joint venture as at 31 March 2008 and 31 December 2007 and dividend income from those investments for the three-month periods ended 31 March are as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Dividend income for the three - month periods ended	
	31 March 2008	31 December 2008	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 March 2007
	(%)		(in thousand Baht)							
Associates										
Advanced Info Service Public Company Limited	42.69	42.72	2,960,311	2,958,123	8,807,456	8,807,456	34,273,824	32,195,127	-	-
CS Loxinfo Public Company Limited	43.48	43.48	626,899	626,899	1,669,100	1,669,100	522,916	495,557	-	-
Total			3,587,210	3,585,022	10,476,556	10,476,556	34,796,740	32,690,684	-	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month periods ended 31 March 2008 and 2007 (Unaudited)

Separate financial statements

	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for the three - month periods ended	
	31 March 2008	31 December 2008	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007	31 March 2008	31 December 2007
	(%)						(in thousand Baht)					
Subsidiaries												
Thaicom Public Company Limited	41.27	41.28	5,462,264	5,461,094	3,612,974	3,612,974	-	-	3,612,974	3,612,974	-	-
ITV Public Company Limited	52.92	52.92	6,033,487	6,033,487	3,297,255	3,297,255	(3,297,255)	(3,297,255)	-	-	-	-
I.T. Applications and Services Company Limited	99.99	99.99	10,000	10,000	10,000	10,000	-	-	10,000	10,000	-	-
Matchbox Company Limited	99.96	99.96	9,000	9,000	71,966	71,966	-	-	71,966	71,966	-	-
Payment Solution Company Limited	99.99	99.99	590,000	550,000	50,000	10,000	(50,000)	-	-	10,000	-	-
			12,104,751	12,063,581	7,042,195	7,002,195	(3,347,255)	(3,297,255)	3,694,940	3,704,940	-	-
Associate												
Advance Info Service Public Company Limited	42.69	42.72	2,960,311	2,958,123	8,807,456	8,807,456	-	-	8,807,456	8,807,456	-	-
			2,960,311	2,958,123	8,807,456	8,807,456	-	-	8,807,456	8,807,456	-	-
Joint venture												
Arc Cyber Company Limited	47.50	47.50	279,800	279,800	2,020	2,020	-	-	2,020	2,020	-	-
			279,800	279,800	2,020	2,020	-	-	2,020	2,020	-	-
Total			15,344,862	15,301,504	15,851,671	15,811,671	(3,347,255)	(3,297,255)	12,504,416	12,514,416		

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Significant movements in investments during the three-month period ended 31 March 2008 were as follows:

Investment in Payment Solution Company Limited ("PSC")

During the first quarter of 2008, the Company had a capital injection to PSC Baht 40 million. The Company sold all investments in PSC and received proceeds from sale and transferred PSC's share on 24 April 2008. According to the sell agreement, the Company has to increase the PSC's capital in the amount of Baht 37 million. The Company had recognized provision liability in the amount of Baht 37 million as liability and impairment loss on the investment of Baht 87 million in the separated Company statement of income and Baht 60 million in the consolidated financial statement.

The purchase of common shares in Thaicom Public Company Limited ("THCOM")

On 14 November 2007, at the board of directors' meeting of THCOM, the board of directors passed a resolution to approve the incorporation of CAM DTV Network Limited ("CAM DTV") in Cambodia which is sale of direct television equipments. On 30 January 2008, CAM DTV registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million.

The purchase of common shares in CSL Group

On 31 January 2008, AD venture Company Limited ("ADV"), a subsidiary of CSL, acquired 2.4 million common shares, or 30% of registered and paid-up capital, of Shineedotcom Company Limited ("Shinee") from Mitsui Company Limited in the amount of Baht 15.10 million. As a result, the investment of ADV in Shinee accounts for 99.99%.

Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the ordinary shareholders' meeting of LTC on 19 February 2008, the shareholders passed a resolution to approve a dividend payment of USD 12 million to shareholders in respect of the operations of LTC in 2007.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Other intangible assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2008				
Opening net book value	4,674,177	18,776,371	86,197	1,429,727
Additions	98,911	-	-	50,145
Disposals	(244)	-	-	-
Transfers, net	(4,756)	-	-	3,385
Write-offs, net	(5,894)	-	-	-
Depreciation/amortisation charge	(175,364)	(425,675)	-	(32,834)
Allowance for impairment	(43,051)			(43,680)
Foreign currency translation adjustment	(113,581)	-	-	(13,518)
Closing net book value	**4,430,198**	**18,350,696**	**86,197**	**1,393,225**
As at 31 March 2008				
Cost	7,723,331	30,397,084	1,191,631	2,081,679
Less Accumulated depreciation/amortisation	(3,214,675)	(10,145,396)	-	(644,774)
Less Allowance for impairment	(78,458)	(1,900,992)	(1,105,434)	(43,680)
Net book value	4,430,198	18,350,696	86,197	1,393,225

As at 31 March 2008, consolidated property and equipment included a joint venture property and equipment under concession agreements according to the Company's portion of approximately Baht 1,476 million *(As at 31 December 2007: Baht 1,611 million)*. According to the concession agreement, the joint venture must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

	Separate financial statements	
	Property and equipment	Other intangible assets
	(in thousand Baht)	
Transactions during the three-month period ended 31 March 2008		
Opening net book value	29,991	10,464
Additions	7,006	4,072
Disposals	(9)	-
Depreciation/amortisation charge	(2,822)	(841)
Closing net book value	**34,166**	**13,695**
As at 31 March 2008		
Cost	99,936	61,627
Less Accumulated depreciation/amortisation	(65,770)	(47,932)
Net book value	**34,166**	**13,695**

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Borrowings

	Consolidated financial statements 31 March 2008 *(in thousand Baht)*
Current	
Bank overdrafts and short-term loan banks and financial institutes	266,346
Current portion of long-term borrowings	1,168,903
Finance lease liabilities	18,926
	1,187,829
Non-current	
Long-term borrowings	7,893,660
Finance lease liabilities	21,318
	7,914,978
Total borrowings	9,369,153

The movements in the borrowings for the three-month period ended 31 March 2008 was as follows:

	Consolidated financial statements *(in thousand Baht)*
Opening balance	10,071,188
Additions	4,140
Repayments	(97,084)
Amortisation of finance costs	27,397
Unrealised gain from exchange rate	(637,530)
Foreign currency translation adjustment	1,042
Closing balance	9,369,153

Credit facilities

As of 31 March 2008, a subsidiary company available credit facilities for loans from local and overseas banks are Baht 1,588 million and USD 6.5 million *(As of 31 December 2007: Baht 1,199 million and USD 6.5 million).* The repayment of any amount drawn under the credit facilities in USD will be made after the full repayment of iPSTAR loans

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, a subsidiary company issued a letter to the group of lenders for the iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects. During the fourth quarter of 2007, the subsidiary was still engaged in the negotiation process. The subsidiary has received the latest forbearance letter from the group of lenders, which allowed the subsidiary to defer the payment which was due for repayment from 15 November 2006 to 15 February 2008 of the principal amount of USD 31.75 million, USD 26.74 million and USD 32.95 to 14 November 2007, 31 January 2008 and 29 February 2008, respectively.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Subsequently, on 26 July 2007, the subsidiary repaid the loan principal for the iPSTAR satellite and Thaicom 5 satellite projects amounting to USD 141.15 million (approximately Baht 4,776 million) to cover the principal amount of USD 79.02 million (Baht 2,717 million) as mentioned above. The remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between the subsidiary and the group of lenders. The outstanding long-term loan balance after this repayment is USD 261.15 million (approximately Baht 8,849 million).

The terms and conditions of the restructuring of the IPSTAR and Thaicom 5 facilities are agreed among the borrower and the lenders. The signing of all restructuring documents was on March 28, 2008. The repayment for the principal and interest payment had been extended from the due of 15th of each month to semi annually repayment. The first repayment of principal amount and interest payment shall be due on May 2008 and the final repayment shall be on:

IPSTAR

- US Ex-IM Bank Facility Agreement : the final repayment shall be due in November 2013.
- COFACE Facility Agreement : the final repayment shall be due in November 2013.
- Commercial Loan Facility Agreement : the final repayment shall be due in May 2010.

Thaicom 5

- COFACE Facility Agreement : the final repayment shall be due in May 2015.

8 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows;

	For the three-month period ended 31 March 2008				
		Issued and fully paid-up shares			
	Authorised number of shares	Number of shares	Ordinary shares	Share premium	Total
	(in thousand Shares)		*(in thousand Baht)*		
Opening balance	5,000,000	3,196,857	3,196,857	10,149,871	13,346,728
Issue of shares	-	223	223	2,511	2,734
Closing balance	**5,000,000**	**3,197,080**	**3,197,080**	**10,152,382**	**13,349,462**

Warrants

Movements in the number of outstanding warrants are as follows;

	For the three-month period ended 31 March 2008				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
	(in thousand units)				
ESOP - Grant II					
- Directors	3,584	(3,584)	-	-	-
- Employees	272	(194)	-	-	78
Total	3,856	(3,778)	-	-	78
ESOP - Grant III					
- Directors	6,420	-	-	-	6,420
- Employees	2,719	-	-	-	2,719
Total	9,139	-	-	-	9,139
ESOP - Grant IV					
- Directors	9,356	-	-	-	9,356
- Employees	6,644	-	-	-	6,644
Total	16,000	-	-	-	16,000
ESOP - Grant V					
- Directors	6,159	-	-	-	6,159
- Employees	7,931	-	-	-	7,931
Total	14,090	-	-	-	14,090
Total	43,085	(3,778)	-	-	39,307

a) ***Warrants issued and offered to directors and employees (ESOP)***

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

	Issued date	Issued units Million	Percentage*	Exercise price Baht/unit	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	30 May 2003	18.08	0.61	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	35.353	31 July 2007	31 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

b) Increase in share capital of the companies in the Group

At the end of December 2007, January 2008 and February 2008, certain warrants issued to directors and employees of ADVANC and THCOM were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to March 2008, are as follows:

Company	Units of exercise *(in thousand units)*	Share capital increased *(in thousand Baht)*		Premium on share capital increased *(in thousand Baht)*		Decrease in % of interest of the Company	
		from	to	from	to	from	to
ADVANC	1,979	2,958,123	2,960,311	21,250,964	21,430,420	42.72	42.69
THCOM	114	5,461,094	5,462,264	4,297,234	4,297,533	41.28	41.27

9 Segment information

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services including the provision of earth station services, uplink and downlink services and including internet services. The international businesses provide mobile telecommunications trading, fixed-line phones, public phones, public international facilities and internet services in Laos PDR and fixed line, mobile phone and internet services in Cambodia.
Media and advertising	Airtime rental, television broadcasting (ceased its operation due to the revocation of the Concession Agreement in March 2007) and the provision of advertising services to the group and third parties.
Consumer finance	Consumer finance business (sold investment in OK in December 2007)
Airline	Providing a low-fare airline service (sold investment in AA in June 2007)
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Financial information by business segments:

	For the three – month period ended 31 March 2008					
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Corporate and others	Consolidation eliminations	Group
	(in thousand Baht)					
Revenues	-	1,857,307	325,263	45,162	(29,329)	2,198,403
Cost of sales and services	-	(1,552,737)	(424,539)	(42,132)	1,005	(2,018,403)
Selling and administrative expenses	-	(358,620)	(39,835)	(155,074)	(7,089)	(560,618)
Net loss from operating activities	-	**(54,050)**	**(139,111)**	**(152,044)**	**(35,413)**	**(380,618)**
Share of net results from investments - equity method	2,026,449	26,691	-	-	-	2,053,140
Other revenues (expenses)	-	515,738	9,185	(68,335)	26,411	482,999
Profit (loss) before interest and tax	**2,026,449**	**488,379**	**(129,926)**	**(220,379)**	**(9,002)**	**2,155,521**
Interest expense	-	(132,300)	(2,490)	(1,183)	407	(135,566)
Income tax	-	(71,195)	-	818	-	(70,377)
Net results from subsidiaries to minority interests	-	(145,969)	9	-	-	(145,960)
Net profit (loss)	2,026,449	138,915	(132,407)	(220,744)	(8,595)	1,803,618

	For the three-month period ended 31 March 2007							
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
				(in thousand Baht))				
Revenues	-	1,617,663	708,193	467,871	258,710	36,396	(24,543)	3,064,290
Cost of sales and services	-	(1,376,643)	(834,986)	(56,519)	(225,852)	(23,737)	19,230	(2,498,507)
Selling and administrative expenses	-	(338,059)	(336,330)	(873,425)	(21,968)	(79,746)	(1,449)	(1,650,977)
Net loss from operating activities	-	(97,039)	(463,123)	(462,073)	10,890	(67,087)	(6,762)	(1,085,194)
Share of net results from investments - equity method	1,555,561	28,240	-	-	-	-	-	1,583,801
Other revenues (expenses)	-	469,433	17,738	(8,916)	3,354	9,297	(134)	490,772
Impairment loss on goodwill	-	-	-	(446,971)	-	-	-	(446,971)
Impairment loss on concession assets and related assets	-	-	(1,972,774)	-	-	-	-	(1,972,774)
Profit (loss) before interest and tax	1,555,561	400,634	(2,418,159)	(917,960)	14,244	(57,790)	(6,896)	(1,430,366)
Interest expense	-	(242,282)	(4,902)	(119,699)	-	(2,090)	-	(368,973)
Income tax	-	(17,713)	-	(68,442)	-	(14,733)	-	(100,888)
Net results from subsidiaries to minority interests	-	(79,433)	260,887	-	-	-	-	181,454
Net profit (loss)	1,555,561	61,206	(2,162,174)	(1,106,101)	14,244	(74,613)	(6,896)	(1,718,773)

For the satellite and international business segment for the three-months period ended 31 March 2008 and 2007 can be shown financial information by sub-business segments as follows:

	For the three-month period ended 31 March 2008					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(In thousand Baht))			
Revenues	1,369,721	83,921	422,996	-	(19,331)	1,857,307
Share of net results in from associate	-	26,691	-	-	-	26,691
Total revenues	1,369,721	110,612	422,996	-	(19,331)	1,883,998
Segment results	(198,512)	27,438	164,222	(18,945)	(1,562)	(27,359)
Operating loss						(27,359)

	For the three-month period ended 31 March 2007					
	Satellite business services	Internet services	Telephone network in foreign entities	Others	Consolidation eliminations	Total
			(in thousand Baht)			
Revenues	1,091,084	24,510	644,950	-	(142,881)	1,617,663
Share of net results in from associate	-	28,240	-	-	-	28,240
Total revenues	1,091,084	52,750	644,950	-	(142,881)	1,645,903
Segment results	(304,375)	39,092	183,757	(1,821)	14,547	(68,800)
Operating loss						(68,800)

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month periods ended 31 March 2008 and 2007 were as follows:

	For the three-month period ended 31 March			
	2008	2007	2008	2007
	Revenue		**Segment results**	
	(in thousand Baht)			
Thailand	1,056,879	2,015,133	(252,068)	(1,280,193)
Cambodia	292,760	377,062	82,202	125,542
Lao PDR	191,933	317,542	92,600	79,353
Others	656,831	354,553	(303,352)	(9,896)
Total	2,198,403	3,064,290	(380,618)	(1,085,194)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Other income

Other income for the three-month periods ended 31 March 2008 and 2007 are a follow:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Interest income	44,969	43,998	18,066	8,369
Gain on exchange rates	490,690	434,605	-	-
Others	7,524	12,169	193	9
Total	**543,183**	**490,772**	**18,259**	**8,378**

11 Earnings (loss) per share

Basic earnings (loss) per share are calculated by dividing the net profit (loss) for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings (loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month period ended 31 March 2008.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings per share.

The basic earnings per share and the diluted earnings per share are as follows:

Consolidated financial statements
For the three-month period ended 31 March

	Net profit (loss)		Weighted average number of shares		Earnings (loss) per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic earnings (loss) per share	1,803,618	(1,718,773)	3,196,926	3,196,305	0.56	(0.54)
The effect of dilutive potential shares	-	-	2,243	-	-	-
Diluted earnings (loss) per share	**1,803,618**	**(1,718,773)**	**3,199,169**	**3,196,305**	**0.56**	**(0.54)**

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Separate financial statements
For the three-month period ended 31 March

	Net loss		Weighted average number of shares		Loss per share	
	2008	2007	2008	2007	2008	2007
	(in thousand Baht)		*(in thousand shares)*		*(in Baht)*	
Basic loss per share	(122,793)	(1,176,436)	3,196,926	3,196,305	(0.04)	(0.37)
The effect of dilutive potential shares	-	-	2,243	-	-	-
Diluted loss per share	**(122,793)**	**(1,176,436)**	**3,199,169**	**3,196,305**	**(0.04)**	**(0.37)**

12 Contingencies and commitments

a) Concession commitments ITV Public Company Limited ("ITV")

On 7 March 2007, ITV received the letter of termination of the concession agreement from the PMO causing the Concession Agreement to be terminated. ITV is currently undertaking the litigation process against the PMO as follows:

1. A case of the arbitration institution dispute No. 46/2550 in which ITV is the plaintiff regarding the PMO's unduly termination of the Concession Agreement which was wrongfully performed in breach of the Concession Agreement and against the law, including the arbitration institution dispute No. 1/2550 which is the disputes of the payment of the program penalty fee, interest. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Concession Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture of THCOM, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington, which is a 51% joint venture of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25

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SHIN CORPORATION PUBLIC COMPANY LIMITEI

years. As at 31 March 2008, LTC has remaining additional investment of approximately US Dollars 190 million.

c) **Capital commitments**

The Group's capital expenditure contracted but not recognized in the consolidated financial statements *(Company: nil)* is as follows:

		Consolidated financial statements	
	Currency	31 March 2008	31 December 2007
		(in thousand Baht)	
Related to iPSTAR project	US Dollars	844	844
	Australian Dollars	2	2
Related to GSM 1800 Network	US Dollars	35,997	35,818

d) **Contingencies**

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement

- **Sequence of significant events of the dispute between ITV and the PMO**

On 30 January 2004, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Concession Agreement can be summarised as follows:

1. The PMO shall indemnify ITV in the amount of Baht 20 million;

2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original concession agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003.The amount to be returned is Baht 570 million.

4. ITV is eligible to broadcast its television programs during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

On 27 April 2004, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

On 9 May 2006, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. ITV is required to change its television programs to be in line with Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programs which shall not be less than 70% of total air-time, and all programs broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programs.

2. ITV is required to follow Clause 5 (the concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to the PMO.

On 14 December 2006, the PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Concession Agreement.

2. ITV is required to pay the unpaid concession fee totaling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth-Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programs following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million *(ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).*

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice *(received on 15 December 2006)*. In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

On 21 December 2006, ITV sent a letter to the PMO which can be summarised as follows:

1. ITV has altered the television programming in compliance with Clause 11 of the Concession Agreement since 14 December 2006.

2. ITV was not at default for the payment of the concession fee since the concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the concession fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

    3.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that "The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

    3.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

    3.3 The Supreme Administrative Court gazette No. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Concession Agreement".

    3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

With regard to the interest on the unpaid concession fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the concession fee or make the delay payment. In addition, the PMO has not requested provisional remedial measures from the Court to order ITV not to comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

On 4 January 2007, referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to concession fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Concession Agreement and to compromise with the PMO not to terminate the Concession Agreement affecting ITV's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the concession fee. Nevertheless, the PMO did not accept the said proposal on 31 January 2007.

On 2 February 2007, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the concession fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.

On 13 February 2007, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 June 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid debts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an option proposed by ITV which it had not become final, and thus considered as a dispute to be enter into arbitration proceedings.

On 20 February 2007, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows:

1. ITV requested the Central Administrative Court to rule that the right to terminate the Concession Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid concession fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.

2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid concession fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

On 21 February 2007, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Concession Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the concession fee as well as requested the Court demanding ITV to pay the concession fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Concession Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

On 7 March 2007, the letter of revocation of the Concession Agreement was sent by the PMO requesting the Company to repay the debt and return all operations assets under the concession agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

On 28 March 2007, ITV sent a letter to the PMO disputing that the termination of the Concession Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Concession Agreement and disagreed with the said revocation. The termination of the Concession Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.

On 30 March 2007, the PMO requested the Central Administrative Court in the Black Case number 640/2550 to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue concession fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under concession of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

On 8 May 2007, ITV filed against the PMO for the complaint to the Central Administrative Court in the Black Case No. 910/2550 requesting that the PMO pay the compensation in the amount of Baht 119,252 million in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages

On 9 May 2007, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Concession Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO's claim for ITV for payment of the concession fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

On 30 May 2007, the Central Administrative court ordered the dismissal of the Black Case number 910/2550 filed by ITV in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages. The reason for the dismissal of the case was its expiry by law (10 years).

On 22 June 2007, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Concession Agreement shall enter into arbitration proceedings as specified in the Concession Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 11 July 2007, ITV appealed to the Supreme Administrative Court for the Central Administrative Court's order to dismiss Black Case number 910/2550 because of its expiry. The case No.910/2550 was the issue that ITV filed the dispute against the PMO in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages and claim to be paid for damages from the PMO in the amount of Baht 119,252 million.

On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance). with the Supreme Administrative Court regarding revocation of Black Case number 640/2550 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 29 October 2007, ITV filed a complaint to prescribe the provisional remedial measures to the Central Administrative Court to prescribe provisional remedial measures and the complaint in the case of compelling urgency filed. The complaint was to request the Court to order that the Public Television Bill shall not become effective. The said Bill was approved in principle by the Cabinet and shall be brought to be considered by rules to drop the draft bill on the Thai Public Television Broadcasting Station Act ("TPBS") which was approved by the Cabinet on 24 April 2007 and shall be submitted to the National Legislative Assembly ("NLA") on 31 October 2007. ITV contested that if the Bill is approved and becomes enforceable, neither the award granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO after 31 October 2007, which one of the claims that ITV claimed against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective for final approval before its effective announcement. The reason is that all assets including rights, obligations and encumbrance of the Company shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Consequently ITV then requested the Central Administrative Court to commence urgent proceedings and rule that the Bill shall not be brought for the NLA' s consideration in accordance with any method that the Court shall deem appropriate until the case becomes final or the Court passes other judgment.

On 30 October 2007, the Central Administrative Court rejected the complaint clarified that the approval process of the Bill taken by the NLA is a legislative power under the Constitutional Law, not acting as the administrative power, therefore, the Court is unreasonable and insufficient to make an order forbidden the undertaking of the NLA to cancel the aforesaid complaint of ITV for the reason that NLA is not the Administrative Government agency, but it act as a State Legislative Assembly Council Authority which the Administrative court has no access right to prohibit its bill approval process. In addition, since the said disputes are currently on the account of the Arbitration Committee or the court is on the process of consideration of ITV cases, the Central Administrative Court shall then be deemed unreasonable to prescribe the provisional remedial measures as ITV's complaint. The Administrative court remedial measures shall not be appropriated in the meantime.

On 31 October 2007, the said bill was approved by the NLA and its effective date shall be announced by the government gazette at a later stage. Nevertheless, the other claims of ITV that claimed the PMO indemnify for damages by paying the damages amount will remain valid if in case the court rules in favor of ITV in the existing lawsuits.

On 14 November 2007, the Supreme Administrative Court reaffirmed the Central Administrative Court's order in dismissing the case No. 910/2550 due to its expiry (10 years). Such case was filed by ITV requesting the PMO to pay the amount of Baht 119,252 million regarding the invalidity of Article 5 pa.4 due to the PMO did not propose to the cabinet for approval caused ITV's damage.

On 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the referenced case in order to allow the parties to the Concession Agreement to use the arbitration proceeding. Accordingly, that ITV submitted the arbitration institution dispute No. 1/2550 to the arbitration institution on 4 January 2007, (prior to the termination of the Concession Agreement) seeking the ruling on the fine for the adjustment of the broadcasting schedule and the interest on the difference of the minimum concession fee, and the arbitration institution dispute No. 46/2550 on 9 May 2007, (after the termination of the Concession Agreement) with regard to PMO's illegally terminating the Concession Agreement in breach of the Concession Agreement and against the law, and both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

On 15 January 2008, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act ("TPBS") effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 57, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in favorable of ITV lawsuit cases.

On 3 March 2008, ITV issued a complaint to the arbitration panel requested Black Case number 1/2550 and Black Case number 46/2550 to be considered as one case. The arbitration panel is in the process of considering.

On [illegible] 2008, ITV's arbitrator to consider both 2 cases has been approval.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The contingent liabilities after the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows;

1. **In regard of the penalty arising from the alteration of television programming**

   The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. **In regard of the concession fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount**

   Since quarter 4/2006, the provision for unpaid concession fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court was recorded in the consolidated financial statements. The reason is that ITV proposed to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Concession Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the concession fee amounting to Baht 2,210 million plus 15% interest. In addition, the Central Administrative Court made the order striking out the case No 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process to be finalized.

3. **Value of undelivered assets**

   The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

   ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded provision for unpaid concession fee amounting to Baht 2,210 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 506 million in the consolidated financial statements.

SHIN CORPORATION

- **Assessment for income tax in India**

The Income Tax Authority of India ("Tax Authority") has raised a tax assessment, penalty and interest in amount of Rupees 1,058 million (approximately Baht 889 million) against THCOM for the assessment years 1998/99 to 2005/06 (equivalent to the financial years from 1 April 1997 to 31 March 2005) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 March 2008, THCOM deposited for the assessment years 1998/99 to 2005/06 totally Rupees 311 million (approximately Baht 225 million). THCOM did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. THCOM's tax advisor in India was of the opinion that the outcome would be in favour of THCOM. Therefore, THCOM presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities of Rupees 747 million (approximately Baht 664 million) in respect of the tax assessment that in excess of the amount paid. If the outcome is that THCOM is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

- **Tax assessment for the assessment years 1998/99 to 2001/02**

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT (A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of THCOM for the assessment on revenues from Indian non-residents for the same assessment years. THCOM has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. THCOM also filed an application for a refund of Rupees 72 million (approximately Baht 61 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against THCOM's future tax liabilities due to the Tax Authority.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 273 million). THCOM filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, THCOM deposited some in the amount of Rupees 15 million (approximately Baht 11 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

In the third quarter of 2007, the Tax Authority raised an order for the rectification levying interest in amount of Rupees 20 million (approximately Baht 17 million). THCOM filed an appeal against the assessment with the Commissioner of Income-tax (Appeals), ("CIT(A)") and the Income-tax Appellate Tribunal, ("ITAT"). ITAT has dismissed the appeal. Consequently, THCOM filed an appeal with the High Court in October 2007.

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 40 million) for the assessment year 2002/03. THCOM filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.4 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against THCOM's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 89 million). THCOM had deposited Rupees 49 million (approximately Baht 40 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and THCOM filed an appeal against CIT(A)'s decision with ITAT.

In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 70 million). THCOM has not yet deposited and has already filed an appeal against the penalty assessment with CIT(A) in April 2007. Subsequently, on 31 December 2007, CTI (A) repealed the penalty assessment in amount of Rupees 83.26 million (approximately Baht 70 million).

- **Tax assessment for the assessment year 2003/04**

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against THCOM in the amount of Rupees 106 million (approximately Baht 89 million), excluding penalty. THCOM deposited some in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 14 million). In the first quarter of 2006, THCOM deposited some in the amount of Rupees 65 million (approximately Baht 47 million) and recorded as other non-current assets in the balance sheet. THCOM filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, THCOM is waiting for the decision of CIT(A).

- **Tax assessment for the assessment year 2004/05**

In the forth quarter of 2006, the Tax Authority raised an additional tax assessment together with interest for the assessment year 2004/2005 against THCOM in the amount of Rupees 103 million (approximately Baht 87 million). During the first quarter of 2007, THCOM had deposited Rupees 30 million (approximately Baht 22 million) and presented the amount paid as other non-current assets. The remaining unpaid tax assessment and interest balance is Rupees 73 million (approximately Baht 65 million). THCOM filed an appeal against the assessment with CIT(A).

- **Tax assessment for the assessment year 2005/06**

On 27 December 2007, the Tax Authority raised tax assessment together with interest for the assessment year 2005/06 against THCOM in the amount of Rupees 36 million (approximately Baht 30 million). THCOM had deposited Rupees 18 million (approximately Baht 13 million) and presented the amount paid as other non-current assets. The remaining unpaid balance is Rupees 18 million (approximately Baht 17 million). THCOM filed an appeal against the assessment with CIT(A).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Concession right payable of Digital Phone Company Limited ("DPC")

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling US Dollars 35.49 million and called for payment with an additional interest charge on the overdue payment of US Dollars 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling US Dollars 87.38 million and call for payment with an additional interest charge on the overdue payment of US Dollars 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

On 25 March 2008, the Arbitral has a ruling of Arbitral disputes black No. 62/2003 and 55/2005 that DPC should pay TAC for the total amount of USD 85 million, which is decreased for an approximately amount of USD 21 million from the total claimed amount of USD 106 million. Moreover, the Arbitral ruling ordered an interest rate of 9.50% per annum since the due date until the full payment is made.

The dispute black no. 36/2003 is pending on the Arbitration process that is not completed in this period.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession right payable (using the effective interest rate method) of Baht 4,739 million (31 December 2007: Baht 4,739 million) but have not provided accrued interest charge for overdue payment. DPC is considering whether to negotiate with TAC or file a case to the Civil Court. However, DPC's management believes that the final result of either alternative shall have no material unfavorable impact to the Financial Statement of the company

Obligation from shares buy back options of THCOM

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of US Dollars 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of US Dollars 1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than US Dollars 1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 31 March 2008, the remaining share option was 1.49 million shares.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Significant event of ADVANC Group

13.1 Interconnection agreements

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission (NTC) regarding the use and interconnect of telecommunication network 2006 (B.E. 2549) , ADVANC has entered into an interconnection (IC) agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, ADVANC did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, ADVANC did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to ADVANC informing that ADVANC is not the licensee who owns the network and ADVANC has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions. ADVANC charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13.2 Significant event of ADVANC and DPC

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and Advanced Info Service Public Company Limited after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

*"... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

Digital Phone Company Limited

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited (CAT) and Digital Phone Company Limited (DPC) after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

**"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and TAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

**The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

13.3 Significant commercial dispute and litigations

ADVANC

Between ADVANC and TOT Public Company Limited ("TOT")

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

On 25 March 2008, ADVANC's submitted an objection to the Arbitration Institute. At present, the said dispute is pending on the appointing the arbitral tribunal procedures.

According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of ADVANC because ADVANC's management understands that this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

Between ADVANC and Hutchison CAT Wireless Multimedia Company Limited ("HUTCH")

On 28 March 2008, Hutchison CAT Wireless Multimedia Company Limited ("Hutch") has submitted the black case no.1634/2551 to the Civil Court against ADVANC as the defendant requesting ADVANC to pay compensation for the wrongful acts amounting to Baht 29,955 million on the ground that ADVANC has impeded the interconnection between HUTCH subscriber and ADVANC subscriber.

At present, ADVANC is in the procedure of testimony preparation. ADVANC's management believes that the outcome of the case should be favourable to ADVANC due to the fact that Hutch has no right to file a case because Hutch is only a company acting on a marketing role for CAT Telecom Public Company Limited ("CAT"), not a licensed mobile phone operator. Besides, there is no direct interconnection between ADVANC and Hutch and no impediment of the interconnection has been made which shall cause damage to Hutch

Digital Phone Company Limited ("DPC")

On 9 January 2008, CAT Telecom Public Company Limited (CAT) submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

On 12 March [illegible]d an objection to the Arbitration Institute. At present, the said dispute is pend[illegible] the appointing the arbitral tribunal procedures.

According to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, DPC has fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

AIN Globalcomm Company Limited ("AIN")

On 7 March 2008, CAT Telecom Public Company Limited ("CAT") has submitted the black case no.1245/2551 to the Civil Court against ADVANC as the defendant no.1 and AIN Globalcomm Company Limited, a subsidiary, as the defendant no.2 requesting ADVANC and the subsidiary to pay compensation for damage up to the date of case submission equaling to Baht 130 million. The reason in a case is to change traffic of the international direct dialing service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialing from no.005 of the subsidiary, instead of no. 001 of CAT without the prior notification to subscriber until it is making the misunderstand to the subscriber that pressing of the symbol "+" is pressing no.001.

At present, the said case is in the procedure of testimony preparation by ADVANC and the subsidiary. The management believes that the result of the said case shall have no material impact to financial statements of ADVANC. Further reason, the symbol "+" is an international symbol, which no one can possess. It is general practice for the other mobile phone operators to set the symbol "+" to replace the number of any international direct dialing operator. So, ADVANC has not infringed and made damage to CAT.

14 Interconnection agreements of ADVANC

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission (NTC) regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection (IC) agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, ADVANC did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, ADVANC did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to ADVANC informing that ADVANC is not the licensee who owns the network and ADVANC has no right to enter into the IC agreement per the NTC announcement.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognizes ADVANC's related actions and ADVANC must be responsible for such actions.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
... PUBLIC COMPANY LIMITED

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions. ADVANC charged TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ending 31 December 2007.

According to the Concession agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

15 Bank guarantees

As at 31 March 2008, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 614.85 million, USD 48.24 million *(As at 31 December 2007: Baht 571.52 million, USD 44.62 million and AUD 0.03 million)* on a consolidated basis.

16 Events after the balance sheet date

16.1 The Shareholders' meetings held after the balance sheet date are as follows:

- The Shareholders' meeting of ADVANC on 10 April 2008
- The Shareholders' meeting of CSL on 9 April 2008

The above meetings passed resolutions on 2007 dividend as follows:

Company	Dividend per share	Interim dividend payment	Outstanding balance
	(Baht/share)	*(Baht/share)*	*(Baht/share)*
ADVANC (associate)	6.30	3.00	3.30
CSL (associate)	0.40	0.20	0.20

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

16.2 On 22 April 2008, the Company's shareholders passed the resolution regarding to the annual and interim dividend payment as follows:

	For the operation result of	Dividend ratio *(Baht/share)*	Total dividend *(million Baht)*
1) 2007 Annual dividend payment	1 January 2007 - 31 December 2007	0.30	960
2) Interim dividend	1 January 2008 - 10 April 2008	1.25	4,001
	Total	1.55	4,961

The interim dividend for the operation result of 1 January 2008 – 10 April 2008, as mentioned above, is an approval based on the interim financial statements – cost method for the period started from 1 January 2008 to 10 April 2008. Such interim financial statements included dividend received from ADVANC in the amount of Baht 4,170 million, according to the Shareholders' meeting on 10 April 2008 that approved the dividend paid Baht 3.3 per share.

Capital reduction in Media Connex Co., Ltd

On 2 April 2008, the board of directors resolved a capital reduction in Media Connex Co., Ltd.(MC), a subsidiary of ITV. The capital reduction will involve a Baht 37.5 million reduction in the company's paid-up capital from the original paid-up amount of Baht 50 million to Baht 12.50 million. This capital reduction represents a 75% decrease from its total registered and paid-up capital, and a reduction in the total shares outstanding of 5,000,000 shares, at a per share par value of Baht10 , to 1,250,000 shares of the same par value.

Shin Broadband Internet (Thailand) Company Limited change the Company name to be "DTV Service Company Limited"

Shin Broadband Internet (Thailand) Company Limited change the name of the Company to be "DTV Service Company Limited", which was registered with the Ministry of Commerce on 23 April 2008.

Reduction in par value per share of CS Loxinfo Public Company Limited

At the annual ordinary shareholders meeting general meeting of shareholder of CS Loxinfo Public Company Limited held on 9 April 2008, the shareholders passed a resolution to approve the decrease of capital by reducing par value of the Company from Baht 1 per share to Baht 0.25 per share, paid-up capital from Baht 626,899,344 to Baht 156,724,836 and registered capital from Baht 660,849,474 to Baht 165,212,368

Loxley Information Services Company Limited

On 6 May 2008, the extraordinary shareholders' meeting of Loxley Information Services Company Limited No. 1/2008, the shareholders passed a resolution to approve the registration of its liquidation with the Ministry of Commerce

17 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform with the presentation in the 2008 interim financial statements.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

RECEIVED
2008 MAY 27 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

Overview

We are a holding company and conduct our business mainly in telecommunications and media and advertising businesses. Our discrete business segments are mainly local wireless telecommunication which manage through Advanced Info Service PLC "AIS"; satellite and international businesses which manage through Thaicom Public Company Limited "THCOM" (Formerly Shin Satellite Public Company Limited) and its joint venture who operates telecommunications in Cambodia and Laos; media and advertising businesses which manage through ITV Public Company Limited "ITV" and Matchbox Company Limited "Matchbox" and others which primarily through CS Loxinfo Public Company Limited "CSL"

Our consolidated net profit for the three months ended March 31, 2008 was Baht 1,803.6 million based upon total consolidated revenue of Baht 4,794.7 million. Our consolidated net profit depends primarily on the results of operations of AIS, our associated company and the primary focus of our wireless communications business. We account for AIS using the equity method. For the three months period ended March 31, 2008, our share of the net results of AIS contributed 42.3% of our total consolidated revenue and 112.4% of our consolidated net profit. For a discussion and analysis of the results of operations of AIS, see "MD&A of AIS" below.

Prior to March 7, 2007, our subsidiary ITV operated a free-to-air television broadcasting station in Thailand. On March 7, 2007, the Prime Minister's Office (PMO) revoked ITV's concession to operate and ITV ceased its television broadcasting operations. ITV is awaiting to hear the arbitral award ruling regarding this matter, which cannot be predicted. For the purposes of a discussion on our historical financial statements, we have included a discussion of ITV in the following discussion. As a result of the revocation of ITV's concession, there was a substantial decrease in our media and advertising revenues, which had an impact on our retained earnings in the three months ended March 31, 2008, compared to the three months ended March 31, 2007 financial statements.

Prior to June 21, 2007, Asia Aviasion Co., Ltd. (AA) had a joint venture called Thai AirAsia which provided low-cost airline services from Bangkok to various domestic and international destinations and, prior to December 7, 2007, our subsidiary Capital OK provided consumer credit services, including personal loans, credit cards and motorcycle hire-purchases. We sold our interests in AA on June 21, 2007 and in Capital OK on December 7, 2007. Thus, these two businesses have been excluded from the consolidated financial statements for the three months ended March 31, 2008.

Company Operations (Cost Method)

The following table provides the Company's statements of income for the period indicated. This table should be read together with the Company's financial statements.

	Three Months Ended March 31,			
	2008		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Other income	18.3	100.0%	8.4	100.0%
Total revenues	18.3	100.0%	8.4	100.0%
Selling and administrative expenses	49.7	271.0%	73.2	871.4%
Impairment loss on investment and provision liability	87.0	475.4%	1,106.1	13,167.9%
Directors' remuneration	4.4	24.0%	3.5	41.7%
Total expenses	141.1	770.5%	1,182.8	14,081.0%
Loss before interest	(122.8)	670.5%	(1,174.4)	13,981.0%
Interest expenses	-	%	(2.1)	25.0%
Net loss for the period	(122.8)	670.5%	(1,176.5)	14,006.0%

The Company's Net Loss

The Company's net loss decreased 89.6% from Baht 1,176.5 million in 1Q07 to Baht 122.8 million in the same period this year. This was mainly due to the reduction in impairment losses on investments. In 1Q07, the impairment loss (on Capital OK) was Baht 1,106.1 million but in 1Q08 it was only Baht 87 million (on our investment in Payment Solution Co., Ltd.), which included a provision for a capital injection according to the share purchase agreement.

The following table provides the Company's balance sheets for the period indicated. This table should be read together with the Company's financial statements.

	As at			
	March 31, 2008		December 31, 2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Cash & cash equivalents	2,556.0	16.9%	2,575.3	16.9%
Other current assets	19.8	0.1%	45.2	0.3%
Investments in subsidiaries, associates and joint ventures	12,504.4	82.5%	12,514.4	82.3%
Other assets	80.5	0.5%	67.6	0.5%
Total assets	15,160.7	100.0%	15,202.5	100.0%
Total liabilities	88.3	0.6%	59.0	0.4%
Shareholders' equity				
Share capital	3,197.1	21.1%	3,196.8	21.0%
Premium on share capital	10,152.4	67.0%	10,149.9	66.8%
Advance receipt for share subscription	48.9	0.3%	-	-
Legal reserved	500.0	3.3%	500.0	3.3%
Retained earnings	1,174.0	7.7%	1,296.8	8.5%
Total shareholders' equity	15,072.4	99.4%	15,143.5	99.6%
Total liabilities and shareholders' equity	15,160.7	100.0%	15,202.5	100.0%

The Company's Balance Sheets

Total assets as at March 31, 2008 slightly decreased from December 31, 2007. Total liabilities increased 49.7% from the provision liability related to the capital injection of Baht 37.0 million into PSC. The capital injection was complete in April 2008. As at March 31, 2008, the shareholders' equity was Baht 15,072.4 million decreased from Baht 15,143.5 million as at December 31, 2007, due to a drop of Baht 122.8 million in retained earnings from our operation results.

Group Operation (Consolidation Method)

The following tables provide a breakdown of our total consolidated revenues by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the periods indicated. This table should be read together with our interim consolidated financial statements.

	Three Months Ended March 31,			
	2008		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Revenues:				
Revenue from sales and services:				
- Telephone network in foreign entities (other than AIS)	423.0	8.8%	645.0	12.6%
- Satellite	1,369.7	28.6%	1,091.1	21.2%
- Media and advertising	325.2	6.8%	708.2	13.8%
- Consumer finance	-	-%	467.9	9.1%
- Low-cost airline	-	-%	258.7	5.0%
- Other*	80.8	1.7%	(106.6)	(2.1)%
Total revenue from sales and services	2,198.7	45.9%	3,064.3	59.6%
Other income	542.9	11.3%	490.8	9.5%
Share of net results from investments—equity method:				
- AIS (local wireless telecommunication)	2,026.4	42.3%	1,555.6	30.3%
- Other	26.7	0.5%	28.2	0.6%
Total share of net results from investments—equity method	2,053.1	42.8%	1,583.8	30.9%
Total revenues	4,794.7	100.0%	5,138.9	100.0%
Expenses:				
Costs of sales and services	1,800.1	37.5%	2,086.0	40.6%
Concession fees	110.5	2.3%	149.9	2.9%
Loss from provision for interest on unpaid concession fee	107.8	2.2%	262.6	5.1%
Selling and administrative expenses	553.1	11.5%	1,645.1	32.0%
Impairment loss on goodwill, investment and provision liability	60.2	1.3%	447.0	8.7%
Impairment loss on concession assets	-	-%	1,972.8	38.4%
Directors' remuneration	7.5	0.2%	5.8	0.1%
Total expenses	2,639.2	55.0%	6,569.2	127.8%
Profit before interest and tax	2,155.5	45.0%	(1,430.3)	(27.8)%
Interest expenses	(135.5)	(2.8)%	(369.0)	(7.2)%
Income tax	(70.4)	(1.5)%	(100.9)	(2.0)%
Profit before minority interests	1,949.6	40.7%	(1,900.2)	(37.0)%
Net results attributable to minority interests	(146.0)	(3.1)%	181.4	3.5%
Net profit for the year	1,803.6	37.6%	(1,718.8)	(33.5)%

Remark * Includes Internet, information technology businesses and consolidation eliminations

Revenues

Total revenues decreased by 6.7% y-o-y from Baht 5,138.9 million to Baht 4,794.7 million.

Revenues from Sales and Services. Revenues from sales and services decreased 28.3% from Baht 3,064.3 million in 1Q07 to Baht 2,198.4 million in 1Q08. This quarter was not included the revenue from consumer finance and low-cost airline which were sold in 2007. Revenues from media and advertising decreased while from satellite business increased 25.5%.

Telephone network in foreign entities. Revenue from our telephone network in foreign entities, in Cambodia and Laos decreased 34.4% y-o-y from Baht 645.0 million to Baht 423.0 million. This was primarily because THCOM recognized only 51.0% of the revenues from Cambodia and 25.0% from Laos from July 25, 2007 using the proportionate consolidation basis instead of 100.0% using the fully consolidated basis in Cambodia and 49% using the proportionate consolidation basis in Laos after the sale by THCOM of 49.0% of its interests in Shenington Investments PTE Limited. "SHEN" (a holding company who invest in business in Laos and Cambodia) and its status has been changed from a subsidiary to a joint venture. However, actual revenues from Cambodia and Laos increased in 1Q08, primarily as a result of the growth of prepaid mobile telephone subscribers in each market. Had THCOM accounted for its telephone network in Cambodia and Laos on a fully consolidated basis, our international telephone revenues in 1Q08 would have been Baht 829 million.

In Laos, mobile telephone subscribers increased 20.8% to 833,575 in 1Q08, primarily due to market expansion in mobile GSM prepaid which increased by 23.1% to 739,628, and CDMA subscribers increased by 26.8%. Mobile ARPU increased 10.9%, mainly because of the increase in minute usage by 13.2% while PSTN ARPU increased 0.8%. In 1Q08, mobile usage of prepaid service increased primarily because of a migration of subscribers from postpaid.

In Cambodia, mobile telephone subscribers increased 58.9% to 502,411 in 1Q08, primarily due to market expansion following increased marketing activities targeted at low-usage subscribers. Mobile usage increased by 5.7% primarily as a result of the introduction of promotional packages following increased competition, but mobile ARPU relatively constant in 1Q08.

Satellite. Revenue from our satellite segment increased by 25.5% y-o-y from Baht 1,091.1 million to Baht 1,369.7 million, primarily because of a growth of sale UT of IPSTAR which increased 129.5% from the same period last year although this was offset by 5.9% decrease in revenue from the conventional Thaicom transponder due the continued appreciation of the Thai Baht.

Media and advertising. Revenues from our media and advertising segment decreased by 54.1% from Baht 708.2 million in 1Q07 to Baht 325.3 million in 1Q08, primarily due to the cessation of ITV's television broadcasting concession following the revocation of its concession agreement on March 7, 2007 and the expropriation of its broadcasting assets.

Consumer finance and Airline. Following the sale of our interests in AA in June 2007 and Capital OK in December 2007, our revenues from low-cost airline and consumer finance businesses are no longer included in our consolidated financial statement

OtherIncome. Other income increased by 10.7% y-o-y from Baht 490.8 million to Baht 543.9 million, primarily due to an increase in gain on foreign exchange from Baht 434.6 million in 1Q07 to Baht 490.7 million in 1Q08. This can be attributed to the higher rate of appreciation of the Baht against the U.S. dollar in this period compared with the lower appreciation of the Baht against the U.S. dollar in this period last year.

Share of Net Results from Investment—Equity Method. Our share of net results from investments, using the equity method increased 29.6% from Baht 1,583.8 million in 1Q07 to Baht 2,053.1 million in 1Q08. Our share of the net results of AIS increased from Baht 1,555.6 million in 1Q07 to Baht 2,026.4 million in 1Q08, as a result of higher revenue, lower selling and administrative expenses and discontinuance of amortizing goodwill. For a discussion and analysis of the results of operations of AIS, see "MD&A of AIS" below.

Expenses

Total expenses decreased by 59.8% y-o-y from Baht 6,569.2 million to Baht 2,639.2 million, primarily from the divestment of consumer finance and low-cost airline businesses and the impairment loss on concession assets in 1Q07 from our media and advertising business.

Cost of Sales and Services. Cost of sales and services decreased by 13.7% from Baht 2,086.0 million in the three months ended March 31, 2007 to Baht 1,800.1 million in the three months ended March 31, 2008, primarily due to the sale of our interests in AA and Capital OK, and the cessation of ITV's television broadcasting business although this was offset by an increase in cost of satellite services related to IPSTAR as a result of increasing revenue.

Concession Fees. Concession fees decreased by 26.2% from Baht 149.8 million in 1Q07 to Baht 110.5 million in the same period this year as THCOM recognized concession fee from telecommunication in Cambodia in proportionate following the sale of 49% interest in SHEN in July 25, 2007.

Loss from Provision for Interest on Unpaid Concession fee. The loss from provision for interest on unpaid concession fee decreased by 58.9% y-o-y from Baht 262.6 million to Baht 107.8 million. This was primarily because, in 1Q07, ITV had the unpaid concession recorded before the revocation in March 7, 2007 in the amount of Baht 180.9 million.

Selling and Administrative Expenses. Our selling and administrative expenses decreased by 66.4% from Baht 1,645.1 million in 1Q07 to Baht 553.1 million in 1Q08, primarily due to a decrease in the provision for loan losses at Capital OK following the sale of our interest in Capital OK in December 2007 and the decrease in selling and administrative expenses at ITV following the cessation of its business in March.

Impairment loss on goodwill, investment and provision liability. In 1Q07, we recorded an impairment loss on goodwill in full amount of Baht 447.0 million in Capital OK as a result of a loss from operations following the adoption of more stringent regulations relating to the maximum amount of interest and fees that finance companies, including Capital OK, may charge their customers. This limited our consumer finance business opportunities and a downturn in the Thai economy led to unfavorable business prospects. However, in December 2007, we sold our interest in Capital OK. In 1Q08, we recorded an impairment loss of Baht 60.2 million on our investment.

Impairment loss and write-off of concession assets. In the three months ended March 31, 2007, we recorded an impairment loss and write-off of concession assets of Baht 1,972.8 million due to the expropriation of ITV's assets following the revocation of its concession agreement by the PMO in March 2007 which was an indicator of impairment loss of concession assets.

Profit before Interest and Tax

As a result of the foregoing, the result from our operations before interest and tax improved 250.7% from the loss of Baht 1,430.3 million in the three months ended March 31, 2007 to the profit of Baht 2,155.5 million in the three months ended March 31, 2008.

Interest Expense

Our interest expense decreased by 63.3% y-o-y from Baht 369.0 million to Baht 135.5 million primarily due to the repayment of partial loans in relation to the IPSTAR and Thaicom 5 projects and the sale of our interest in Capital OK in December 2007. We have excluded Capital OK's interest expenses from our consolidated interest expenses.

Income Tax

Our income tax expense decreased by 30.2% y-o-y, mainly from the deferred tax of Capital OK that decreased following the sale of our interest in December 2007, but offset with the increase of income tax from our satellite business.

Profit before Minority Interests

As a result of the foregoing, our operating results before minority interests increased by 202.6% from the loss of Baht 1,900.2 million in the three months ended March 31, 2007 to a profit of Baht 1,949.6 million in the three months ended March 31, 2008, mainly, as a result from the decrease of expenditure especially the impairment loss and write-off of concession assets.

Net Results Attributable to Minority Interests, mainly the minority interests in THCOM

We recorded the profit from our subsidiaries shared to minority in the amount of Baht 146.0 million in the three months ended March 31, 2008. While, in the three months ended March 31, 2007, we recorded the loss shared to minority in the amount of Baht 181.4 million.

Net Profit

As a result of the foregoing, our net results increased by 204.9% from a loss of Baht 1,718.8 million in 1Q07 to a profit of Baht 1,803.6 million as there was no loss contributed from Capital OK in the three months ended March 31, 2008 and onwards, following the sale of our interest in December 2007.

Balance Sheet

The following table provides the consolidated balance sheets for the period indicated. This table should be read together with the consolidated financial statements.

	As at			
	March 31, 2008		December 31, 2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Cash & cash equivalents	6,932.7	16.9%	6,446.7	9.6%
Other current assets	2,627.0	0.1%	2,629.0	3.9%
Investments in subsidiaries, associates and joint ventures	34,796.7	82.5%	32,690.7	48.6%
Property and equipment under concession agreements, net	18,350.7	26.5%	18,776.4	27.9%
Other assets	6,542.6	0.5%	6,724.0	10.0%
Total assets	69,249.7	100.0%	67,266.8	100.0%
Total current liabilities	9,039.6	13.1%	8,631.9	12.8%
Long-term borrows	7,915.0	11.4%	8,453.6	12.6%
Other liabilities	555.6	0.8%	459.9	0.7%
Total liabilities	17,510.2	25.3%	17,545.4	26.1%
Total shareholders' equity	51,739.5	74.7%	49,721.5	73.9%
Total liabilities and shareholders' equity	69,249.7	100.0%	67,266.9	100.0%

Assets

The cash & cash equivalents rose 7.5% from December 31, 2007 to Baht 6,932.7 million in March 31, 2008, mainly from advance receipted from customers of our satellite business. The investment in subsidiaries, associates and joint ventures increased 6.4%, mainly from the investment in AIS as its operation results rose. Consolidated property and equipment under concession agreements slightly dropped 2.3% as the depreciation and amortization related to our satellite business.

Liabilities

As at March 31, 2008, the consolidated liabilities dropped by Baht 35.2 million mainly due to appreciation of the Thai Baht and the repayment of outstanding loans offset with the advance receipted from customers in our satellite business.

Shareholders' equity

The consolidated shareholders' equity increased 4.1% from December 31, 2007, due to the net profit of Baht 1,803.6 million.

Cash Flow

The following table summarizes our consolidated cash flows for the periods indicated:

	Three Months Ended March 31,	
	2008	2007
	(in millions of Baht)	
Net cash provided by operating activities	746.9	1,766.0
Net cash (used in) provided by investing activities	(223.7)	401.3
Net cash used in financing activities	(45.4)	(2,985.3)
Net increase (decrease) in cash and cash equivalents	477.8	(818.0)
Cash and cash equivalents at beginning of period	6,446.7	5,571.8
Effects of exchange rate changes on balance held in foreign currencies	8.2	1.9
Cash and cash equivalents at end of period	6,932.7	4,755.7

In 1Q08, consolidated cash and cash equivalents increased Baht 477.8 million to Baht 6,932.7 million while in 1Q07, the cash and cash equivalents was Baht 4,755.7 million decreased Baht 818.0 million from the end of the year 2006.

Net cash flows from operating activities

The consolidated cash flow provided from operating activities was Baht 746.9 million decreased from Baht 1,766.0 million in the three months ended March 31, 2007 mainly due to the decrease of cash flows from operating activities of the loans and accrued interest receivables contributed from Capital OK, following the sale of our interest in Capital OK in December 2007.

Net cash flows used in / provided from investing activities

In the three months ended March 31, 2008, the consolidated cash flow used in investing activities was Baht 223.7 million from the investment in asset Baht 164.5 million while there was cash provided from investing activities of Baht 401.3 million in the three months ended March 31, 2007. These were because the cash received from current investment in the amount of Baht 819.0 million net with the purchase of assets that decreased by Baht 290.9 million.

Net cash flows used in financing activities

The consolidated cash outflow from financing activities was Baht 45.4 million decreased sharply from Baht 2,985.3 million in the three months ended March 31, 2007, as a result from the repayment of loans as Capital OK had cash flow used in repayment its loans.

Dividend Payment

On April 22, 2008, the Annual General Meeting of Shareholders passed a resolution to pay annual and interim dividends shown in the table below:

	For the operational results of	Dividend ratio Baht/share	Total dividend Baht Million
1) 2007 Annual dividend	January 1, 2007 - December 31, 2007	0.30	960
2) Interim dividend	January 1, 2008 - April 10, 2008	1.25	4,001
	Total	**1.55**	**4,961**

Approval for the interim dividend was based on the interim financial statements for the period January 1 to April 10, 2008 using the cost method. These statements included a dividend payment received from AIS in the amount of Baht 4,170 million, after the AIS Annual General Meeting of Shareholders approved the annual dividend of Baht 3.3 per share on April 10, 2008.

■ OPERATIONAL HIGHLIGHTS ■

- ■ Subscriber reached 25.1m with improving quality net additions of 982k for 1Q08
- ■ ARPU and MOU rose q-o-q from higher usage
- ■ RPM continued downward trend from off-peak usage

<< Details of operational data are presented in page 16 >>

Subscriber as of March 2008 was 25.1m. Net additions for 1Q08 were 982k, increased from 901k in 4Q07. Subscriber growth remained strong particularly from the northeast area. New acquisition was strong on prepaid while postpaid continued to improve on quality acquisition.

Prepaid subscribers grew 943k for the quarter, compared to 1m in 4Q07. While new acquisition continued to be strong, churn also rose to 4.4% from 3.9% in 4Q07. The prepaid churn rate has been trending upward since 2H07 following the growth of multiple SIM in the industry. In fact, high churn rate reflects certain limit to the proliferation of multiple SIM and hence slowdown ARPU dilution. On q-o-q basis, **ARPU and MOU** continued to increase following higher usage. Prepaid ARPU excl. IC increased 1.8% q-o-q while MOU rose 8.8% q-o-q. Overall prepaid outgoing minute traffic grew 14% q-o-q mainly from higher usage on off-peak packages (e.g. 10pm-10am, 6am-6pm) which continued to pressure revenue per minute. RPM declined to Bt0.90 from Bt0.95 in 4Q07.

Postpaid net additions turned positive for 1Q08 amounted to 39k due to significantly lower churn rate which declined to 1.9% from 4.7% in 4Q07. The lower churn reflects (1) improving of overall quality of subscriber base as well as healthy new subscriber acquisition during the previous quarter, and (2) the ending of the clean-up exercise of low-quality subscribers, which was the problem of bad debt last year. **Postpaid ARPU** excl. IC rose 1.7% q-o-q from higher usage as MOU rose 3.7% q-o-q.


%churn rate per month
5%
4%
3%
2%
1%
0%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08
Postpaid
Prepaid

New tariff plans in the 1Q08 focused on selling off-peak minutes at discount to the peak hours. This resulted in (1) better utilization of traffic at different hours in a day, (2) higher outgoing traffic relative to incoming traffic, and (3) incremental revenue on under-utilized capacity.

■ CHANGE IN ACCOUNTING STANDARD ■

TAS 43 Business Combinations (impact to goodwill amortization)

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for accounting periods beginning on or after 1 January 2008.

Since 1 January 2008 the Group has prospectively applied change in accounting policy for goodwill as the followings:

- From the beginning of the first annual period beginning on or after 1 Jan 2008, discontinue amortizing such goodwill
- From the beginning of the first annual period beginning on or after 1 Jan 2008, test the goodwill for impairment in accordance with relevant Thai Accounting Standards..

The effect of the change in accounting policy on the Group's consolidated financial statements for the three-month period ended 31 March 2008 is to discontinue amortizing goodwill by Baht 292.02 million. As at 31 March 2008, the Group has impairment for goodwill as Baht 15.14 million.

■ FINANCIAL RESULTS ■

- Continued growth momentum of 9.9% y-o-y underlying service revenue
- Growth drivers were from prepaid, non-voice, and international call
- Non-voice revenue contributed 12.5% of service revenue from 11% in FY07
- Achieved 28.6% y-o-y net profit growth

<< Details of financial statement are presented in page 14-15 >>

Service revenue

(Bt million) Service revenue excluding IC	1Q08		1Q07		4Q07		y-o-y	q-o-q
Postpaid (voice + data)	4,900	22.9%	5,489	28.2%	4,847	24.1%	-10.7%	1.1%
Prepaid (voice + data)	14,111	65.9%	12,203	62.6%	13,350	66.4%	15.6%	5.7%
International roaming	1,147	5.4%	1,009	5.2%	1,025	5.1%	13.7%	11.9%
Others (IDD, other fees)	1,268	5.9%	792	4.1%	890	4.4%	60.2%	42.5%
	21,426	100%	19,493	100%	20,112	100%	9.9%	6.5%

Service revenue excluding interconnection revenue for 1Q08 were Bt21,426m, grew 9.9% y-o-y and 6.5% q-o-q due to strong growth on prepaid, non-voice and international call.

Prepaid revenue (voice and non-voice), which represents 66% of service revenue (excl. IC) compared to 63% in 1Q07, grew 15.6% y-o-y and 5.7% q-o-q from strong subscriber growth and higher usage across all regional segments. Growth in the northeast area was relatively outperforming other regions. The off-peak packages despite pressuring RPM also contributed higher revenue both y-o-y and q-o-q.

Postpaid revenue declined 10.7% y-o-y due to lower postpaid subscribers following clean-up of low-quality subscribers acquired in early 2007. On q-o-q basis, revenue was increased 1.1% from higher subscriber and increased ARPU. As of 1Q08 postpaid portion shared less contribution of 23% to service revenue, compared to 28% in 1Q07.

Non-voice revenue grew 26% y-o-y to Bt2,674m, represented 12.5% of service revenue (excl. IC) compared to 10.9% in 1Q07. Key growth areas were from EDGE-data usage such as mobile internet, downloads and MMS which grew 73% y-o-y while SMS grew 24% y-o-y following strong subscriber growth.

International call represented 3.6% of service revenue (excl. IC), compared to 1.1% in 1Q07 and 1.7% in 4Q07. The larger contribution was due to the full service on AIN international telephone gateway which currently transports all the traffic dialed via the default (+) sign for both AIS subscribers and foreign roamers.

Interconnection revenue/cost

Interconnection (Bt million)	1Q07	2Q07	3Q07	4Q07	1Q08
Revenue	2,656	5,217	4,357	4,301	4,256
Cost	2,154	4,101	3,842	3,956	4,139
Net interconnection	501	1,116	515	345	117

* Recognition of IC in 2007 was fully realized only in 4Q07

Interconnection (IC) revenue for 1Q08 was Bt4,256m while interconnection cost was Bt4,139m, netting to the amount of Bt117m of net IC revenue for the quarter. AIS has been pushing more outgoing minutes off network through the flat-rate tariff plans (Bt3 for 1st minute, Bt0.50/minute for 2nd minute onward) while the incoming traffic was relatively flat.

Sales revenues declined 26% y-o-y and 8.1% q-o-q due to lower unit sales of handset from 0.9m in 4Q07 to 0.8m in 1Q08. Meanwhile average handset price was relatively stable. Sales margin declined to 7.6% from 8.3% in 4Q07.

Cost of service

Cost of service excl. IC (Bt million)	1Q08	1Q07	4Q07	y-o-y	q-o-q
Amortization	4,380	3,905	4,377	12.2%	0.1%
Base station rental & utility	611	559	583	9.1%	4.7%
Maintenance	425	464	478	-8.3%	-11.1%
Others	946	874	888	8.2%	6.5%
	6,362	5,802	6,326	9.6%	0.6%

Cost of service excluding IC cost increased 9.6% y-o-y mainly from higher amortization which rose 12.2% y-o-y as the amortization period becomes shorter according to the remaining concession life. Cost of international telephone gateway also increased y-o-y following higher traffic.

Concession fee

(Bt million)	1Q08	1Q07	4Q07	y-o-y	q-o-q
Concession fee	5,157	4,814	5,412	7.1%	-4.7%
% of service revenue excl. IC	24.1%	24.7%	26.9%		

Concession fee was 24% of service revenue excluding IC, compared to 24.7% in 1Q07 as revenue proportion from postpaid was smaller. On q-o-q basis, concession fee as % of service revenue declined due to booking of revenue share on full year of net IC revenue in 4Q07.

SG&A

(Bt million)	1Q08	1Q07	4Q07
% marketing expense to total revenue (excl. IC)	2.6%	3.7%	4.5%
% bad debt to postpaid revenue	2.5%	6.6%	4.1%

SG&A declined 17.3% y-o-y and 23.6% q-o-q due to less marketing spending, no amortization of goodwill, and lower bad debt provision. Marketing spending for 1Q08 was 2.6% of total revenue excluding IC, compared to 4.5% in 4Q07 and 3.7% in 1Q07. Marketing expense is usually low during 1Q of the year and is highest in 4Q. Bad debt continued to improve in this quarter, representing 2.5% of postpaid revenue, declined from 4.1% in 4Q07. This showed the improved quality of postpaid subscribers from the previous year as the acquisition strategy of postpaid subscriber has been realigned to balance between revenue growth from low-quality subscribers and risk of bad debt expense.

EBITDA margin was 42.9%, improved from 31.8% in 4Q07 due to the impact of IC recognition. Excluding IC, EBITDA margin improved q-o-q to 49.9% from 45.8% due to revenue improvement and lower marketing expense and bad debt.

EBITDA (Bt million)	1Q08	1Q07	4Q07
Operating profit	7,664	6,079	7,736
Depreciation PPE	755	740	958
Amortization of computer software	94	117	98
Amortization of asset under concession	3,638	3,158	3,501
Amortization of concession right	114	114	114
Amortization of goodwill	-	292	292
Impairment loss on goodwill	15	-	-
EBITDA	**12,280**	**10,500**	**12,698**
EBITDA margin	**42.9%**	**44.7%**	**31.8%**
IC revenue	4,256	-	16,530
IC cost	4,139	-	14,054
Revenue share on IC and other cost	1	-	461
EBITDA excl. IC	**12,164**	**10,500**	**10,682**
EBITDA margin excl. IC	**49.9%**	**44.7%**	**45.8%**

Exchange gain / loss for 1Q08 amounted to Bt134m, increased from Bt9m in 1Q07 and Bt28m in 4Q07 as a result of Bath appreciation impact on foreign currency deposit as well as revenue and receivable on international roaming.

Net profit for 1Q08 was Bt5,124m, increased 28.6% y-o-y as a result of improving revenue and lower SG&A and discontinue of amortizing goodwill. On q-o-q basis, net profit slightly declined 0.2% due to booking of full-year interconnection in 4Q07. For comparison, the below table was developed to show the comparable net profit by quarter.

■ Comparative net profit ■

Consolidated (Bt million)	Tax deductible	Where	1Q08	1Q07	4Q07	y-o-y	q-o-q
Reported net income			5,124	3,984	5,132	28.6%	-0.2%
Add: Goodwill amortization	No	SG&A	-	292	292		
Impairment of goodwill	No	SG&A	15	-	-		
(1) Net income before goodwill			5,139	4,276	5,424	20.2%	-5.2%
Deduct: Reported net IC after tax	Yes		(81)	-	(1,411)		
(2) Net income before goodwill & IC			5,058	4,276	4,013	18.3%	26.1%
Add: Actual net IC by quarter	Yes		81	285	206		
(3) Net income before goodwill, including net IC			5,139	4,561	4,218	12.7%	21.8%

■ Balance sheet structure ■

Total asset was Bt132,680m as of 1Q08, increased from Bt128,942m due to higher cash outstanding reserved for the dividend payment in May. Trade account receivable as of 1Q08 decreased to Bt5,177m from Bt8,054m as of 4Q07 as the Company received payment of interconnection of Bt2.5bn. Net fixed asset or network-related asset (including network under concession, PPE, and computer software) represented 65% of total asset. The company continued its network investment for capacity and coverage with total investment expenditure of Bt2,111m for the period. However, the net fixed asset declined to Bt85,992m as of 1Q08 from Bt88,415m as of year-end 2007 due to larger amortization for the period than the capex.

Bt million	1Q08	% of total asset	4Q07	% of total asset
Current Assets	26,450	19.9%	20,586	16.0%
Property and Equipment	8,265	6.2%	8,561	6.6%
Networks under Concession	76,432	57.6%	78,527	60.9%
Intangible asset	10,467	7.9%	10,593	8.2%
Defer tax asset	10,077	7.6%	10,031	7.8%
Others	989	0.7%	644	0.5%
Total Assets	**132,680**	**100.0%**	**128,942**	**100.0%**

Liquidity improved as current ratio was 89% as of 1Q08 compared to 73% as of year end 2007 mainly contributed by higher outstanding cash. Cash outstanding represented 56% of total current asset or amounted to Bt14,718m as of 1Q08, compared to Bt8,317m as of Dec-07. Short-term investment for the period increased to Bt1,733m from Bt123m in previous quarter mainly from investment in short-term bill of exchange which had higher interest yield.

Bt million	1Q08	% of total asset	4Q07	% of total asset
Cash	14,718	11.1%	8,317	6.4%
ST investment	1,733	1.3%	123	0.1%
Trade receivable	5,177	3.9%	8,054	6.2%
Inventories	2,051	1.5%	1,236	1.0%
Other current assets	2,771	2.1%	2,855	2.2%
Current Assets	26,450	19.9%	20,586	16.0%

Capital structure remained strong with low financial leverage. As of 1Q08, total liability to equity improved to 64% from 71% as of year-end 2007 due to higher retained earnings for the period. The unappropriated retained earnings for the period was Bt55,122m, increased from Bt49,999m as of year-end 2007. At the shareholders Annual General Meeting held on 10 April 2008, the shareholders passed a resolution to approve a declaration of dividend for 2,960m shares of Baht 3.30 each, totaling Baht 9,769m. The dividend was paid to the shareholders on 8 May 2008. Net debt to equity was 14% as of 1Q08, compared to 29% in FY07 due to cash reserved for dividend. After dividend payment in May, net debt to equity should be approximately 26%.

Bt million	1Q07	2Q07	3Q07	4Q07	1Q08
Total interest-bearing debt	28,402	31,321	33,600	30,349	26,105
Total liabilities	56,110	55,570	56,173	53,481	51,937
Total equity	81,632	75,556	70,308	75,461	80,743
Net debt to equity	19%	30%	37%	29%	14%
Total liabilities to equity	69%	74%	80%	71%	64%

Debentures and Loans As of 1Q08, total debentures and borrowings was Bt26,105m, decreased from Bt30,349m as of year-end 2007 as the Company repaid its short-term borrowing and debenture. Of the total outstanding debt, 13% remained exposed to floating interest rate, the rest was either fixed rate or engaged into fixed interest swap contract. Effective interest rate was 5.5% per annum. In April 2008, the Company has issued Bt4,000m of 5-year debenture at the interest rate of 4.0% for year 1-2 and 4.9% for year 3-5.

Bt million	Balance 2007	Balance 1Q08	Interest rate	Repayment[1] 2008	2009	2010	2011	2012	2013
Short term borrowing	3,492	-	3.9%	3,492	-	-	-	-	-
Long term loan[2]	10,681	10,679	5.0%	30	59	59	9,544	59	59
Debenture	16,111	15,363	5.8%	1,500	6,627	-	4,000	-	4,000
Financial lease	64	63	9.2%	23	17	12	8	4	-
Total debt	30,349	26,105	5.5%	5,045	6,703	71	13,552	63	4,059

(1) includes bond issuing cost; (2) includes swap and forward contract

■ Cash Flow ■

Cash flow position remained strong to support capex and debt repayment. For 1Q08, the company generated Bt14,790m of cash flow from operation, spent Bt2,111m on network investment while repaid Bt4,256m of debt. The net cash increase was Bt6,511m reserved as cash and short-term B/E.

Source and use of fund: 1Q08

Source of Fund	Bt million	Use of Fund	Bt million
Operating CF before change in working capital	12,491	CAPEX & Fixed assets	2,111
Share capital and share premium	228	Short-term investments	1,610
Disposal of property and equipment	2	Repayment of LT borrowing & finance lease	756
Interest received	59	Repayment of ST borrowing	3,500
Changes in working capital	2,299	Interest paid	464
		Cash increase	6,511
		Additional investment in subsidiary	126
Total	15,079	Total	15,079

■ FY2008 Management outlook & strategy ■

Market subscriber forecast	8-10m net additions for the market
Market share	50% revenue market share
Service revenue	5-7% service revenue growth excluding IC
Marketing expense	4% of total revenue excluding IC
Network amortization	10-12% rise in FY08 (network amortization and depreciation as booked under cost of service only, excluding PPE depreciation in SGA, goodwill, and amortization of concession right)
EBITDA margin	45-46% excluding IC
Capex	Bt16-17bn cash capex for FY08 (no 3G)
Net IC revenue	Bt400-600m

For FY08, AIS expect industry subscriber growth of 15-20% y-o-y or a total net addition of 8-10 millions. SIM penetration is expected to reach 93-96% while human penetration will be approximately 65-70% as multi-SIM phenomena remains a significant part in the industry. Pricing environment will continue to be stable or have slight improvement given each operator tends to set tariff to reflect the cost of interconnection as well as to better utilize the network between peak and off-peak hours.

AIS is aiming to maintain its revenue market share at 50%, and to deliver 5-7% service revenue growth in 2008, as well as continue to deliver EBITDA growth, as it had in the past two quarters. The key growth drivers to the revenue and EBITDA are (1) higher penetration in upcountry areas (2) continued improving voice revenue from stable pricing environment (3) strong 15-20% growth in non-voice services and (4) higher contribution from IDD business. In 2007, the launch of IDD business contributed additional 1.3% of service revenue, and is expected to growth 40-50% y-o-y in FY08.

AIS targets its network expansion to reach 14,500 base stations by year end with the 2G capex budget of Bt16-17bn focusing on (1) continued expansion into rural area to differentiate coverage gap with competitors (2) transportation route such as new roads, expressway, Bangkok transit system, (3) new residential areas, business and industrial areas, and tourist attractions. Amortization in 2008 is expected to rise 10-12% y-o-y as the network asset is amortized over the shorter remaining period of concession life which expired in 2015.

As a largest-subscriber base operator with premium pricing, the traffic position is highly likely to be net IC receiver. Meanwhile, as the company's strategy targets on stabilizing revenue market share, the focus has been on maximizing revenue from the outgoing minutes rather than the incoming minutes. The company hence expects net IC for FY08 to be significantly lower than the Bt2.5bn net IC in 2007. Based on 1Q08 net interconnection revenue of 117m, the net IC for FY08 is expected to decline to Bt400-600m.

■ FINANCIAL SUMMARY ■

Consolidated income statement

Unit: Bt. million	1Q08		1Q07		4Q07		% y-o-y	% q-o-q
Service revenue excl. IC	21,426	74.8%	19,493	83.0%	20,112	50.4%	9.9	6.5
IC revenue	4,256	14.9%	0	0.0%	16,530	41.5%	n/a	-74.3
Service revenue	25,682	89.6%	19,493	83.0%	36,642	91.9%	31.8	-29.9
Sales revenue	2,966	10.4%	4,006	17.0%	3,228	8.1%	-26.0	-8.1
Total revenue	28,648	100.0%	23,498	100.0%	39,870	100.0%	21.9	-28.1
Cost of service excl. IC	(6,361)	-22.2%	(5,802)	-24.7%	(6,326)	-15.9%	9.6	0.5
IC cost	(4,139)	-14.4%	0	0.0%	(14,054)	-35.2%	n/a	n/a
Cost of service	(10,500)	-36.7%	(5,802)	-24.7%	(20,380)	-51.1%	81.0	-48.5
Concession & excise tax	(5,157)	-18.0%	(4,814)	-20.5%	(5,412)	-13.6%	7.1	-4.7
Cost of sales	(2,742)	-9.6%	(3,676)	-15.6%	(2,960)	-7.4%	-25.4	-7.4
Total cost	(18,399)	-64.2%	(14,293)	-60.8%	(28,752)	-72.1%	28.7	-36.0
Gross profit	10,249	35.8%	9,206	39.2%	11,118	27.9%	11.3	-7.8
SG&A	(2,585)	-9.0%	(3,126)	-13.3%	(3,382)	-8.5%	-17.3	-23.6
Directors' remuneration	(3)	0.0%	(2)	0.0%	(4)	0.0%	55.2	-19.1
Operating profit	7,661	26.7%	6,077	25.9%	7,733	19.4%	26.1	-0.9
Interest expense	(374)	-1.3%	(448)	-1.9%	(427)	-1.1%	-16.4	-12.5
Other income	192	0.7%	201	0.9%	163	0.4%	-4.5	17.4
Exchange gain/(Loss)	(134)	-0.5%	(9)	0.0%	(28)	-0.1%	1,325.6	379.1
EBT	7,344	25.6%	5,821	24.8%	7,441	18.7%	26.2	-1.3
Minority interest	(21)	-0.1%	16	0.1%	22	0.1%	-232.7	-199.6
Corporate tax	(2,199)	-7.7%	(1,854)	-7.9%	(2,330)	-5.8%	18.6	-5.6
Net income	5,124	17.9%	3,984	17.0%	5,132	12.9%	28.6	-0.2

Revenue and cost breakdown

Service revenue excl. IC	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Basic voice									
GSM Advance	23.4%	22.6%	21.0%	21.3%	22.5%	22.5%	20.6%	18.5%	17.0%
GSM 1800	1.6%	1.5%	1.3%	1.3%	1.0%	1.0%	0.9%	0.8%	0.7%
Postpaid	25.0%	24.1%	22.3%	22.6%	23.5%	23.5%	21.5%	19.3%	17.7%
Prepaid	59.7%	59.1%	60.4%	58.4%	56.3%	57.6%	59.1%	59.5%	58.5%
Non-voice									
Postpaid	3.4%	3.7%	3.8%	4.2%	4.6%	4.3%	4.5%	4.8%	5.2%
Prepaid	5.2%	6.2%	6.3%	6.2%	6.3%	6.2%	6.6%	6.9%	7.3%
International roaming	4.4%	4.2%	4.2%	5.1%	5.2%	4.2%	4.4%	5.1%	5.4%
Others (IDD, other fees)	2.3%	2.7%	3.0%	3.5%	4.1%	4.2%	3.9%	4.4%	5.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sales revenue	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Handset	92.4%	92.1%	95.8%	93.0%	93.7%	93.4%	94.7%	95.2%	95.0%
SIM	7.6%	7.9%	4.2%	7.0%	6.3%	6.6%	5.3%	4.8%	5.0%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of service excl. IC	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Amortization	71.5%	71.2%	67.4%	68.3%	67.3%	68.4%	68.7%	69.2%	68.8%
Base station – rental & utility	7.9%	9.1%	9.1%	9.6%	9.6%	9.8%	9.3%	9.2%	9.6%
Maintenance	8.6%	7.7%	8.8%	8.3%	8.0%	7.3%	7.8%	7.6%	6.7%
Others	12.0%	12.0%	14.7%	13.8%	15.1%	14.5%	14.2%	14.0%	14.9%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of sales	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Handsets	98.1%	97.7%	98.5%	97.6%	97.6%	97.1%	96.9%	97.6%	97.6%
SIM	1.9%	2.3%	1.5%	2.4%	2.4%	2.9%	3.1%	2.4%	2.4%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated balance sheet

Bt. million	1Q08	% of total asset	4Q07	% of total asset
Current Assets	26,450	19.9%	20,586	16.0%
Property and Equipment	8,265	6.2%	8,561	6.6%
Networks under Concession	76,432	57.6%	78,527	60.9%
Intangible asset	10,467	7.9%	10,593	8.2%
Defer tax asset	10,077	7.6%	10,031	7.8%
Others	989	0.7%	644	0.5%
Total Assets	**132,680**	100.0%	**128,942**	100.0%
ST loan from financial institution	-	-	3,492	2.7%
Account Payable-trade	4,156	3.1%	4,218	3.3%
Current Portion of LT Debt	3,991	3.0%	1,545	1.2%
Current Portion of Concession	9,720	7.3%	8,373	6.5%
Long-term Debt	22,225	16.8%	25,312	19.6%
Other Liabilities	11,845	8.9%	10,541	8.2%
Total Liabilities	**51,937**	39.1%	**53,481**	41.5%
Total Equity	**80,743**	60.9%	**75,461**	58.5%

Key ratios

	1Q08	1Q07	4Q07
EBITDA (Bt. million)	12,280	10,500	12,698
EBITDA margin	42.9%	44.7%	31.8%
Interest coverage (x)	20.5	13.6	18.1
DSCR (x)	6.3	5.5	5.3
Net debt / EBITDA (x)	0.23	0.36	0.43
Net debt / Equity (%)	14%	19%	29%
Interest-bearing debt to Equity (x)	0.32	0.35	0.40
Total liabilities to Equity (x)	0.64	0.69	0.71
Free cash flow to EV (%)	10.4%	6.8%	8.9%
ROE (%)	26%	20%	28%

■ OPERATIONAL DATA ■

Subscribers	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
GSM Advance	1,797,100	1,868,200	2,143,700	2,534,700	2,566,300	2,349,300	2,203,500	2,243,100
GSM 1800	114,800	105,400	98,700	92,000	86,800	82,600	82,400	81,400
Postpaid	1,911,900	1,973,600	2,242,400	2,626,700	2,653,100	2,431,900	2,285,900	2,324,500
Prepaid	15,406,000	15,749,500	17,279,100	18,462,600	20,038,300	20,772,500	21,819,500	22,762,800
Total subscribers	17,317,900	17,723,100	19,521,500	21,089,300	22,691,400	23,204,400	24,105,400	25,087,300

Net additions	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Postpaid	-6,100	61,700	268,800	384,300	26,400	-221,200	-146,000	38,600
Prepaid	690,100	343,500	1,529,600	1,183,500	1,575,700	734,200	1,047,000	943,300
Total net additions	684,000	405,200	1,798,400	1,567,800	1,602,100	513,000	901,000	981,900

Churn rate (%)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Postpaid	1.1%	0.9%	1.0%	2.5%	3.9%	4.8%	4.7%	1.9%
Prepaid	2.8%	3.2%	2.7%	2.9%	2.7%	3.9%	3.9%	4.4%
Blended	2.6%	2.9%	2.5%	2.9%	2.9%	4.0%	4.0%	4.2%

Subscriber market share	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
Postpaid	41%	41%	43%	44%	44%	42%	41%	n/a
Prepaid	52%	50%	50%	50%	49%	47%	46%	n/a
Total	51%	48%	49%	49%	48%	46%	46%	n/a

*new ARPU excl. IC (Bt: net all-in)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
GSM Advance	964	876	845	811	741	696	744	757
GSM 1800	815	805	806	781	773	760	739	730
Postpaid	955	872	843	809	742	698	743	756
Prepaid	286	277	262	249	234	222	227	231
Blended	362	343	328	317	295	274	279	280

*new ARPU incl. net IC (Bt: net all-in)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
GSM Advance	n/a	n/a	n/a	788	708	665	696	708
GSM 1800	n/a	n/a	n/a	781	773	760	739	730
Postpaid	n/a	n/a	n/a	787	710	668	698	708
Prepaid	n/a	n/a	n/a	263	258	233	238	237
Blended	n/a	n/a	n/a	326	312	282	283	282

MOU (minutes: outgoing only)	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
GSM Advance	521	559	550	587	504	511	573	594
GSM 1800	418	418	426	412	416	422	426	476
Postpaid	515	551	544	580	501	507	568	589
Prepaid	303	229	214	228	218	224	239	260
Blended	327	265	251	270	252	256	271	290

Traffic	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08
% outgoing to total minute	n/a	n/a	n/a	46%	47%	48%	48%	48%
% on-net to total outgoing minute	n/a	n/a	n/a	56%	63%	68%	70%	71%

* From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued.

■ QUARTERLY REVIEW OF TARIFF PLANS ■

Prepaid plans for new subscription

Aow Pai Leoy Bt3, 1/min เอาไปเลย นาทีละ 1 บาท	• 6pm-10pm: Bt3 for the first minute, Bt1/minute thereafter • 10pm-6pm: Bt2 for the first minute, Bt0.50/minute thereafter
Sawasdee	• Bt2/minute for on-net, Bt4/minute for off-net • Cost of SIM: Bt110, 1-year validity
Sawasdee North East	• Call made in northeast area: Bt1/minute • Call made outside of northeast area: Bt2/minute on-net, Bt4/minute off-net • Cost of SIM: Bt110, 1-year validity
Moo-Hou	• Call made in northeast area : On-net: Bt2 for the first minute and Bt0.50/minute thereafter Off-net: Bt2 for the first minute and Bt1/minute thereafter • Call made outside of northeast area: Bt2/minute on-net, Bt4/minute off-net • Cost of SIM: Bt50, Validity: Bt100 for 30 days
Sawasdee SIM Mae Yok	• Bt2 per minute to all networks • Cost of SIM: Bt50, Validity: Bt100 for 30 days
Sawasdee Nan Nan	• Bt2.50 to all networks • Cost of SIM: Bt50, 1-year validity
SIM Fifty	• Bt3 for the first minute, Bt1/minute thereafter • Cost of SIM: Bt50
SIM Fifty North	• Call made in northern area: Bt2 for the first minute, Bt1/minute thereafter • Call made outside of northern area: Bt3 for the first minute, Bt1/minute thereafter
Mini SIM	• Bt1.50 to all networks • Cost of SIM: Bt20 * Remark: Mini SIM is offered for limited amounts and to selected subscribers only
Day SIM	• 6am-6pm: Bt0.50/minute • 6pm-6am: Bt2/minute • Cost of SIM: Bt99, Validity: Bt300 for 30 days
Night SIM	• 10pm-10am: Bt0.50/minute • 10am-10pm: Bt2/minute • Cost of SIM: Bt49, Validity: Bt300 for 30 days

Prepaid plans for existing subscribers

Flexi	• Call more than 3 minutes, Tariff: Bt5 for the first minute, Bt0.25/minute thereafter • Call less than 3 minutes, Tariff: Bt3 for the first minute, Bt1/minute thereafter • Monthly charge: Bt30
Short Call	• Bt3 for the first minute, Bt1/minute thereafter
Long Call	• Bt5 for the first minute, Bt0.25/minute thereafter
Day Call	• Bt199/month for unlimited on-net between 5am-5pm • 5pm-5am & Off-net: Bt3 for the first minute, Bt0.50/minute thereafter
Night Call	• Bt159/month for unlimited on-net between 10pm-10am • 10am-10pm& off-net: Bt3 for the first minute, Bt0.50/minute thereafter
SMS Lover	• Bt99/month for 500 SMS • Call charge: Bt3 for the first minute, Bt1/minute thereafter

Postpaid plans for new subscription

GSM 99/month	▪ Bt1.50/minute to all networks ▪ Call 1 hour pay only 5 minutes, free call on 6th-60th minute for each call
GSM buffet 159/month	Monthly fee: Bt159 **For On-net** ▪ 5am-5pm: Free call for 1 hour, exceed 1 hour tariff at Bt1/minute ▪ 5pm-5am: Bt2 for the first minute, then Bt1/minute thereafter **For off-net** ▪ Bt2 for the first minute, then Bt1/minute thereafter
GSM buffet 199/month	Monthly fee: Bt199 **For On-net** ▪ 5am-5pm: Free call for 1 hour, exceed 1 hour tariff at Bt1/minute ▪ 5pm-5am: Bt1.50/minute **For off-net** ▪ Bt1.50/minute

Postpaid plans for existing subscribers

GSM buffet 299/month	Monthly fee: Bt299 **For On-net** ▪ 11pm-5pm: Free call for 1 hour, exceed 1 hour tariff at Bt1/minute ▪ 5pm-11pm: Bt2 for the first minute, then Bt1/minute thereafter **For off-net** ▪ Bt2 for the first minute, then Bt1/minute thereafter
GSM Night Call 299/month	Monthly fee: Bt299 ▪ 11pm-5pm: Bt2 for the first minute, then Bt0.50/minute thereafter ▪ 5pm-11pm: Free call any network 30 minutes/day, exceed 30 minutes tariff at Bt2 for the first minute, then Bt0.50/minute thereafter
GSM Tam Jai	▪ Bt250/month, free call 200 minutes ▪ Bt500/month, free call 400 minutes ▪ Bt750/month, free call 600 minutes ▪ Bt1,000/month, free call 800 minutes ▪ Exceed call tariff at Bt1.50/minute

■ ARPU DEFINITION ■

In accordance with the international practice, we have adjusted ARPU disclosure to better reflect all revenues generated from the mobile network. We believe the new definition should provide a more transparent representation of our reported service revenue and maintain the conservative approach of recognizing revenue on the net basis. The revenue items included in the calculation of ARPU figures are based on consolidated revenue according to the Thai accounting standard. The ARPU definition is outlined accordingly.

	ARPU (All-in) exclude IC	ARPU (All-in) include IC
Definition	Consolidated service revenue excluding international call revenue from AIN and interconnection revenue divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue (beg.sub + end.sub) / 2	Consolidated service revenue excluding international call revenue from AIN divided by average of subscribers at the beginning and ending period. = Service revenue - AIN revenue - Gross IC revenue + Net IC revenue (beg.sub + end.sub) / 2
Revenue composition	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☐ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission	☑ Voice ☑ Value-added service (call management, SMS, MMS, data) ☑ International roaming ☑ International call via CAT, TOT ☑ Others ☑ Net interconnection revenue ☐ International call via AIN (AIS subsidiary) All categories are net of third-party sharing and commission

From 1Q08 onward, disclosure of ARPU is based on new definition (net all-in) only. Disclosure of "ARPU net voice + value-added service" is discontinued.

■ Glossary of terms and definitions ■

Operational data

Subscriber	Number of registered SIM at ending period whose status is not defined as churn
Postpaid churn	Subscribers whose payment status is overdue more than 45 days from due date
Prepaid churn	Subscribers who do not make a refill within 37 days after validity expires
Net additions	Change of number of subscribers and ending period from the beginning period
New all-in ARPU excl. IC	Consolidated service revenue excluding international call revenue from AIN divided by average of subscriber at the beginning and ending period. It includes voice revenue, value-added services, international roaming, international call and other revenues such as national roaming, broadband and transmission
New all-in ARPU incl. IC	Including net interconnection (IC revenue – IC cost)
MOU	Number of billed outgoing minutes generated from voice call including international call usage and SMS divided by average subscriber
Churn rate	Number of subscriber disconnections in the period divided by the sum of gross new subscribers in the period and the subscribers at the beginning period
Non-voice (data)	Includes all non-voice services e.g. SMS, MMS, GPRS, ring-back tone, infotainment and data transmission; excluding call management service e.g. call forward, conference call, call divert

Financial data

EBITDA margin	Operating profit before depreciation on property and equipment, amortization of assets under concession, amortization of computer software, amortization of concession right, goodwill, and allowance for impairment as a percentage to total revenue
Interest Coverage	Interest expense for the period divided by operating profit for the period
DSCR	Debt service coverage ratio calculated EBITDA after tax divided by repayment of short-term borrowings and current portion of long-term borrowings and debentures and interest paid for the period
Net Debt / EBITDA	Short-tem and long-term interest-bearing debts minus cash divided by EBITDA
Net Debt / Equity	Short-tem and long-term interest-bearing debts minus cash divided by total shareholder's equity at ending period
Interest-bearing Debt to Equity	Short-tem and long-term interest-bearing debts divided by total shareholder's equity at ending period
Total Liabilities to Equity	Total liabilities at ending period divided by total shareholder's equity at ending period
Free cash flow to EV	(EBITDA – capex – tax) / (market capitalization + book value of net debt)
ROE	Return on equity = Net income / average equity between beginning and ending of period

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements

END